SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At September 30, 2015 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of reais, unless otherwise indicated)

Independent auditor's report		4
Individual Interim Accounting Information / Statement of Financial Position - Assets		6
Individual Interim Accounting Information / Statement of Financial Position - Liabilities		7
Individual Interim Accounting Information / Statement of Income		8
Individual Interim Accounting Information / Statement of Comprehensive Income		9
Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method		10
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015
to 09/30/2015		11
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014
to 09/30/2014		12
Individual Interim Accounting Information / Statement of Added Value		13
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		14
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		15
Consolidated Interim Accounting Information / Statement of Income		16
Consolidated Interim Accounting Information / Statement of Comprehensive Income		17
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		18
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity -
01/01/2015 to 09/30/2015		19
Consolidated Interim Accounting Information / Statement of Added Value		21
Notes to the financial statements		22
1.	The Company and its operations	22
2.	Basis of preparation of interim financial information	22
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	23
4.	Basis of consolidation	23
5.	Accounting policies	24
6.	Cash and cash equivalents and Marketable securities	24
7.	Trade and other receivables	25
8.	Inventories	28
9.	Disposal of assets and legal mergers	28
10.	Investments	29
11.	Property, plant and equipment	31
12.	Intangible assets	32
13.	Impairment	33
14.	Exploration for and evaluation of oil and gas reserves	34
15.	Trade payables	35
16.	Finance debt	35
17.	Leases	38
18.	Related parties	39
19.	Provision for decommissioning costs	44
20.	Taxes	45
21.	Employee benefits (Post-Employment)	49
22.	Shareholders’ equity	51
23.	Sales revenues	52
24.	Other expenses, net	52
25.	Costs and Expenses by nature	53
26.	Net finance income (expense), net	54
27.	Supplemental information on statement of cash flows	54
28.	Segment information	55
29.	Provisions for legal proceedings	59

Petróleo Brasileiro S.A. – Petrobras

30.	Collateral for crude oil exploration concession agreements	64
31.	Risk management	64
32.	Fair value of financial assets and liabilities	69
33.	Subsequent events	70
34.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2014 and the interim statements as of September 30, 2015	72

Petróleo Brasileiro S.A. – Petrobras

Independent auditor's report

(A free translation of the original in Portuguese)

Report on review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2015, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Petróleo Brasileiro S.A. – Petrobras

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to note 3 of the interim financial information which describes that:

(i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and

(ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going.

We also draw attention to note 29.2 of the interim financial information which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Other matters – Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2015. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, November 12, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

 Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2015	December 31, 2014
1	Total Assets	706,848,000	636,405,000
1.01	Current Assets	77,374,000	72,614,000
1.01.01	Cash and Cash Equivalents	2,840,000	5,325,000
1.01.02	Marketable Securities	16,113,000	15,241,000
1.01.03	Trade and Other Receivables	19,543,000	17,783,000
1.01.04	Inventories	26,582,000	24,461,000
1.01.06	Recoverable Taxes	6,506,000	6,906,000
1.01.06.01	Current Recoverable Taxes	6,506,000	6,906,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,282,000	1,297,000
1.01.06.01.02	Other Recoverable Taxes	5,224,000	5,609,000
1.01.08	Other Current Assets	5,790,000	2,898,000
1.01.08.01	Non-Current Assets Held for Sale	231,000	10,000
1.01.08.03	Others	5,559,000	2,888,000
1.01.08.03.01	Advances to Suppliers	316,000	923,000
1.01.08.03.02	Others	5,243,000	1,965,000
1.02	Non-Current Assets	629,474,000	563,791,000
1.02.01	Long-Term Receivables	40,117,000	35,052,000
1.02.01.01	Marketable Securities Measured at Fair Value	3,000	6,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	254,000	243,000
1.02.01.03	Trade and Other Receivables	6,480,000	10,671,000
1.02.01.06	Deferred Taxes	16,342,000	8,943,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	7,085,000	−
1.02.01.06.02	Deferred Taxes and Contributions	9,257,000	8,943,000
1.02.01.09	Other Non-Current Assets	17,038,000	15,189,000
1.02.01.09.03	Advances to Suppliers	1,064,000	1,056,000
1.02.01.09.04	Judicial Deposits	7,667,000	5,927,000
1.02.01.09.05	Other Long-Term Assets	8,307,000	8,206,000
1.02.02	Investments	124,346,000	82,481,000
1.02.03	Property, Plant and Equipment	455,871,000	437,150,000
1.02.04	Intangible Assets	9,140,000	9,108,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2015	December 31, 2014
2	Total Liabilities	706,848,000	636,405,000
2.01	Current Liabilities	115,188,000	95,733,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,084,000	4,695,000
2.01.02	Trade Payables	31,695,000	26,575,000
2.01.04	Current Debt and Finance Lease Obligations	61,180,000	50,203,000
2.01.04.01	Current Debt	59,668,000	48,594,000
2.01.04.03	Finance Lease Obligations	1,512,000	1,609,000
2.01.05	Other Liabilities	14,867,000	12,234,000
2.01.05.02	Others	14,867,000	12,234,000
2.01.05.02.04	Other Taxes and Contributions	11,768,000	9,507,000
2.01.05.02.05	Other Accounts Payable	3,099,000	2,727,000
2.01.06	Provisions	2,167,000	2,026,000
2.01.06.02	Other Provisions	2,167,000	2,026,000
2.01.06.02.04	Pension and Medical Benefits	2,167,000	2,026,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	195,000	−
2.02	Non-Current Liabilities	302,221,000	231,824,000
2.02.01	Non-Current Debt and Finance Lease Obligations	232,224,000	155,692,000
2.02.01.01	Non-Current Debt	227,656,000	151,399,000
2.02.01.03	Finance Lease Obligations	4,568,000	4,293,000
2.02.03	Deferred Taxes	−	9,062,000
2.02.03.01	Deferred Income Tax and Social Contribution	−	9,062,000
2.02.04	Provisions	69,997,000	67,070,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	5,611,000	3,338,000
2.02.04.02	Other Provisions	64,386,000	63,732,000
2.02.04.02.04	Pension and Medical Benefits	44,135,000	41,108,000
2.02.04.02.05	Provision for Decommissioning Costs	18,564,000	20,630,000
2.02.04.02.06	Other Provisions	1,687,000	1,994,000
2.03	Shareholders' Equity	289,439,000	308,848,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(429,000)	(430,000)
2.03.04	Profit Reserves	127,222,000	127,222,000
2.03.05	Retained Earnings/Losses	2,110,000	−
2.03.08	Other Comprehensive Income	(44,896,000)	(23,376,000)

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2015 to 09/30/2015	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Same Quarter of the Previous Year 07/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
3.01	Sales Revenues	63,695,000	186,764,000	68,674,000	198,339,000
3.02	Cost of Sales	(44,872,000)	(130,843,000)	(53,996,000)	(156,044,000)
3.03	Gross Profit	18,823,000	55,921,000	14,678,000	42,295,000
3.04	Operating Expenses / Income	(13,915,000)	(31,710,000)	(20,035,000)	(35,247,000)
3.04.01	Selling Expenses	(3,910,000)	(10,348,000)	(6,269,000)	(12,910,000)
3.04.02	General and Administrative Expenses	(1,871,000)	(5,742,000)	(1,899,000)	(5,451,000)
3.04.05	Other Operating Expenses	(9,731,000)	(24,366,000)	(14,036,000)	(25,263,000)
3.04.05.01	Other Taxes	(2,669,000)	(6,847,000)	(265,000)	(673,000)
3.04.05.02	Research and Development Expenses	(556,000)	(1,722,000)	(658,000)	(1,839,000)
3.04.05.03	Exploration Costs	(1,996,000)	(4,273,000)	(2,245,000)	(5,377,000)
3.04.05.04	Profit Sharing	268,000	−	(109,000)	(642,000)
3.04.05.05	Other Operating Expenses, Net	(4,778,000)	(11,524,000)	(5,971,000)	(11,944,000)
3.04.05.06	Write-off - Overpayments Incorrectly Capitalized	−	−	(4,788,000)	(4,788,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,597,000	8,746,000	2,169,000	8,377,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	4,908,000	24,211,000	(5,357,000)	7,048,000
3.06	Finance Income (Expenses), Net	(9,582,000)	(19,760,000)	(1,074,000)	(462,000)
3.06.01	Finance Income	606,000	2,475,000	821,000	2,756,000
3.06.01.01	Finance Income	606,000	2,475,000	821,000	2,442,000
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	−	−	−	314,000
3.06.02	Finance Expenses	(10,188,000)	(22,235,000)	(1,895,000)	(3,218,000)
3.06.02.01	Finance Expenses	(4,739,000)	(12,854,000)	(1,281,000)	(3,218,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(5,449,000)	(9,381,000)	(614,000)	−
3.07	Net Income Before Income Taxes	(4,674,000)	4,451,000	(6,431,000)	6,586,000
3.08	Income Tax and Social Contribution	915,000	(2,349,000)	1,072,000	(1,642,000)
3.08.02	Deferred	915,000	(2,349,000)	1,072,000	(1,642,000)
3.09	Net Income from Continuing Operations	(3,759,000)	2,102,000	(5,359,000)	4,944,000
3.11	Income / Loss for the Period	(3,759,000)	2,102,000	(5,359,000)	4,944,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	(0.29000)	0.16000	(0.41000)	0.38000
3.99.01.02	Preferred	(0.29000)	0.16000	(0.41000)	0.38000
3.99.02	Diluted Income per Share
3.99.02.01	Common	(0.29000)	0.16000	(0.41000)	0.38000
3.99.02.02	Preferred	(0.29000)	0.16000	(0.41000)	0.38000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2015 to 09/30/2015	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Same Quarter of the Previous Year 07/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
4.01	Net Income for the Period	(3,759,000)	2,102,000	(5,359,000)	4,944,000
4.02	Other Comprehensive Income	(14,024,000)	(21,512,000)	(14,035,000)	(11,547,000)
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	(11,254,000)	(11,254,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	1,952,000	1,952,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(43,754,000)	(64,055,000)	(11,749,000)	(5,261,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	1,710,000	3,751,000	273,000	970,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	14,295,000	20,503,000	3,590,000	1,384,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	13,725,000	18,289,000	3,153,000	662,000
4.03	Total Comprehensive Income for the Period	(17,783,000)	(19,410,000)	(19,394,000)	(6,603,000)

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
6.01	Net Cash - Operating Activities	36,823,000	31,966,000
6.01.01	Cash Provided by Operating Activities	43,176,000	36,266,000
6.01.01.01	Net Income for the Period	2,102,000	4,944,000
6.01.01.03	Actuarial Expense with Pension and Medical Benefits	4,659,000	2,783,000
6.01.01.04	Share of Profit of Equity-Accounted Investments	(8,746,000)	(8,377,000)
6.01.01.05	Depreciation, Depletion and Amortization	19,573,000	15,893,000
6.01.01.06	Impairment Charges on Property, Plant and Equipment and Other Assets	1,193,000	459,000
6.01.01.07	Exploration Expenditures Written Off	3,099,000	4,136,000
6.01.01.08	(Gains) / Losses on Disposal / Write-Offs of Non-Current Assets, E&P Areas Returned and Cancelled Projects	1,422,000	3,912,000
6.01.01.09	Foreign Exchange Variation, Indexation and Finance Charges	17,889,000	2,900,000
6.01.01.10	Deferred Income Taxes, Net	2,349,000	1,642,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	−	4,788,000
6.01.01.12	Allowance for Impairment of Trade Receivables	(364,000)	3,186,000
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(6,353,000)	(4,300,000)
6.01.02.01	Trade and Other Receivables	602,000	(2,776,000)
6.01.02.02	Inventories	(2,021,000)	661,000
6.01.02.03	Other Assets	(4,429,000)	(6,771,000)
6.01.02.04	Trade Payables	(3,685,000)	2,079,000
6.01.02.05	Taxes Payables	3,901,000	(20,000)
6.01.02.06	Pension and Medical Benefits	(1,491,000)	(1,236,000)
6.01.02.07	Other Liabilities	770,000	3,763,000
6.02	Net Cash - Investing Activities	(52,885,000)	(31,228,000)
6.02.01	Capital Expenditures	(38,648,000)	(45,686,000)
6.02.02	Additions to Investments	(19,205,000)	(2,848,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	223,000	893,000
6.02.04	Investments in Marketable Securities	103,000	9,062,000
6.02.05	Dividends Received	4,337,000	3,140,000
6.02.06	Cash and Cash Equivalents of Consolidated Companies Previously Aaccounted for by the Equity Method	305,000	4,211,000
6.03	Net Cash - Financing Activities	13,577,000	2,019,000
6.03.02	Proceeds from Long-Term Financing	71,892,000	71,460,000
6.03.03	Repayment of Principal	(53,749,000)	(57,422,000)
6.03.04	Repayment of Interest	(4,566,000)	(3,270,000)
6.03.05	Dividends Paid to Shareholders	−	(8,749,000)
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(2,485,000)	2,757,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	5,325,000	7,917,000
6.05.02	Cash and Cash equivalents at the End of the Period	2,840,000	10,674,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 09/30/2015

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(430,000)	127,222,000	−	(23,376,000)	308,848,000
5.03	Adjusted Opening Balance	205,432,000	(430,000)	127,222,000	−	(23,376,000)	308,848,000
5.04	Capital Transactions with Owners	−	1,000	−	8,000	(8,000)	1,000
5.04.08	Change in Interest in Subsidiaries	−	1,000	−	−	−	1,000
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−
5.05	Total of Comprehensive Income	−	−	−	2,102,000	(21,512,000)	(19,410,000)
5.05.01	Net Income for the Period	−	−	−	2,102,000	−	2,102,000
5.05.02	Other Comprehensive Income	−	−	−	−	(21,512,000)	(21,512,000)
5.07	Balance at the End of the Period	205,432,000	(429,000)	127,222,000	2,110,000	(44,896,000)	289,439,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 09/30/2014

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,411,000	1,048,000	148,925,000	−	(7,244,000)	348,140,000
5.03	Adjusted Opening Balance	205,411,000	1,048,000	148,925,000	−	(7,244,000)	348,140,000
5.04	Capital Transactions with Owners	21,000	(81,000)	(21,000)	8,000	(8,000)	(81,000)
5.04.01	Capital Increases	21,000	−	(21,000)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	(81,000)	−	−	−	(81,000)
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,944,000	(11,547,000)	(6,603,000)
5.05.01	Net Income for the Period	−	−	−	4,944,000	−	4,944,000
5.05.02	Other Comprehensive Income	−	−	−	−	(11,547,000)	(11,547,000)
5.07	Balance at the End of the Period	205,432,000	967,000	148,904,000	4,952,000	(18,799,000)	341,456,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
7.01	Sales Revenues	291,838,000	302,049,000
7.01.01	Sales of Goods and Services	244,275,000	247,479,000
7.01.02	Other Revenues	6,789,000	6,791,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	40,410,000	50,965,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	364,000	(3,186,000)
7.02	Inputs Acquired from Third Parties	(132,764,000)	(179,106,000)
7.02.01	Cost of Sales	(54,106,000)	(83,754,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(62,550,000)	(71,440,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,193,000)	(459,000)
7.02.04	Others	(14,915,000)	(23,453,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(14,915,000)	(18,665,000)
7.02.04.03	Write-Off - Overpayments Incorrectly Capitalized	−	(4,788,000)
7.03	Gross Added Value	159,074,000	122,943,000
7.04	Retentions	(19,573,000)	(15,893,000)
7.04.01	Depreciation, Amortization and Depletion	(19,573,000)	(15,893,000)
7.05	Net Added Value Produced	139,501,000	107,050,000
7.06	Transferred Added Value	13,499,000	13,553,000
7.06.01	Share of Profit of Equity-Accounted Investments	8,746,000	8,377,000
7.06.02	Finance Income	4,523,000	4,577,000
7.06.03	Others	230,000	599,000
7.07	Total Added Value to be Distributed	153,000,000	120,603,000
7.08	Distribution of Added Value	153,000,000	120,603,000
7.08.01	Employee Compensation	18,035,000	19,697,000
7.08.01.01	Salaries	10,952,000	12,426,000
7.08.01.02	Fringe Benefits	6,274,000	6,499,000
7.08.01.03	Unemployment Benefits (FGTS)	809,000	772,000
7.08.02	Taxes and Contributions	67,637,000	59,806,000
7.08.02.01	Federal	42,794,000	38,408,000
7.08.02.02	State	24,581,000	21,254,000
7.08.02.03	Municipal	262,000	144,000
7.08.03	Return on Third-Party Capital	65,226,000	36,156,000
7.08.03.01	Interest	27,864,000	10,990,000
7.08.03.02	Rental Expenses	37,362,000	25,166,000
7.08.04	Return on Shareholders' Equity	2,102,000	4,944,000
7.08.04.03	Retained Earnings / (Losses) for the Period	2,102,000	4,944,000

Petróleo Brasileiro S.A. – Petrobras

  Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2015	12/31/2014
1	Total Assets	931,562,000	793,375,000
1.01	Current Assets	176,380,000	135,023,000
1.01.01	Cash and Cash Equivalents	99,870,000	44,239,000
1.01.02	Marketable Securities	4,379,000	24,763,000
1.01.03	Trade and Other Receivables	21,155,000	21,167,000
1.01.04	Inventories	32,585,000	30,457,000
1.01.06	Recoverable Taxes	10,172,000	10,123,000
1.01.06.01	Current Recoverable Taxes	10,172,000	10,123,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,823,000	2,823,000
1.01.06.01.02	Other Recoverable Taxes	7,349,000	7,300,000
1.01.08	Other Current Assets	8,219,000	4,274,000
1.01.08.01	Non-Current Assets Held for Sale	295,000	13,000
1.01.08.03	Others	7,924,000	4,261,000
1.01.08.03.01	Advances to Suppliers	530,000	1,123,000
1.01.08.03.02	Others	7,394,000	3,138,000
1.02	Non-Current Assets	755,182,000	658,352,000
1.02.01	Long-Term Receivables	69,189,000	50,104,000
1.02.01.01	Marketable Securities Measured at Fair Value	3,000	6,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	338,000	284,000
1.02.01.03	Trade and Other Receivables	17,017,000	12,834,000
1.02.01.06	Deferred Taxes	25,434,000	13,318,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	14,753,000	2,673,000
1.02.01.06.02	Deferred Taxes and Contributions	10,681,000	10,645,000
1.02.01.09	Other Non-Current Assets	26,397,000	23,662,000
1.02.01.09.03	Advances to Suppliers	7,883,000	6,398,000
1.02.01.09.04	Judicial Deposits	8,914,000	7,124,000
1.02.01.09.05	Other Long-Term Assets	9,600,000	10,140,000
1.02.02	Investments	15,987,000	15,282,000
1.02.03	Property, Plant and Equipment	657,873,000	580,990,000
1.02.04	Intangible Assets	12,133,000	11,976,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2015	12/31/2014
2	Total Liabilities	931,562,000	793,375,000
2.01	Current Liabilities	109,719,000	82,659,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,156,000	5,489,000
2.01.02	Trade Payables	26,641,000	25,924,000
2.01.03	Taxes Obligations	860,000	657,000
2.01.03.01	Federal Taxes Obligations	860,000	657,000
2.01.03.01.01	Income Tax and Social Contribution Payable	860,000	657,000
2.01.04	Current Debt and Finance Lease Obligations	53,376,000	31,565,000
2.01.04.01	Current Debt	53,332,000	31,523,000
2.01.04.03	Finance Lease Obligations	44,000	42,000
2.01.05	Other Liabilities	20,238,000	16,909,000
2.01.05.02	Others	20,238,000	16,909,000
2.01.05.02.04	Other Taxes and Contributions	13,151,000	10,796,000
2.01.05.02.05	Other Accounts Payable	7,087,000	6,113,000
2.01.06	Provisions	2,253,000	2,115,000
2.01.06.02	Other Provisions	2,253,000	2,115,000
2.01.06.02.04	Pension and Medical Benefits	2,253,000	2,115,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	195,000	−
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	195,000	−
2.02	Non-Current Liabilities	530,861,000	399,994,000
2.02.01	Non-Current Debt and Finance Lease Obligations	453,208,000	319,470,000
2.02.01.01	Non-Current Debt	453,050,000	319,322,000
2.02.01.03	Finance Lease Obligations	158,000	148,000
2.02.03	Deferred Taxes	1,156,000	8,052,000
2.02.03.01	Deferred Income Tax and Social Contribution	1,156,000	8,052,000
2.02.04	Provisions	76,497,000	72,472,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	6,559,000	4,091,000
2.02.04.02	Other Provisions	69,938,000	68,381,000
2.02.04.02.04	Pension and Medical Benefits	47,200,000	43,803,000
2.02.04.02.05	Provision for Decommissioning Costs	20,176,000	21,958,000
2.02.04.02.06	Other Provisions	2,562,000	2,620,000
2.03	Shareholders' Equity	290,982,000	310,722,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(645,000)	(646,000)
2.03.04	Profit Reserves	127,438,000	127,438,000
2.03.05	Retained Earnings/Losses	2,110,000	−
2.03.08	Other Comprehensive Income	(44,896,000)	(23,376,000)
2.03.09	Non-Controlling Interests	1,543,000	1,874,000
0

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2015 to 09/30/2015	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Same Quarter of the Previous Year 07/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
3.01	Sales Revenues	82,239,000	236,535,000	88,377,000	252,220,000
3.02	Cost of Sales	(58,484,000)	(164,808,000)	(67,936,000)	(193,798,000)
3.03	Gross Profit	23,755,000	71,727,000	20,441,000	58,422,000
3.04	Operating Expenses / Income	(17,510,000)	(42,681,000)	(25,291,000)	(46,702,000)
3.04.01	Selling Expenses	(3,855,000)	(9,465,000)	(6,733,000)	(12,230,000)
3.04.02	General and Administrative Expenses	(2,754,000)	(8,228,000)	(2,707,000)	(7,847,000)
3.04.05	Other Operating Expenses	(11,101,000)	(25,530,000)	(16,049,000)	(27,616,000)
3.04.05.01	Other Taxes	(3,055,000)	(7,768,000)	(552,000)	(1,192,000)
3.04.05.02	Research and Development Expenses	(556,000)	(1,730,000)	(665,000)	(1,858,000)
3.04.05.03	Exploration Costs	(2,234,000)	(4,637,000)	(2,314,000)	(5,642,000)
3.04.05.04	Profit Sharing	232,000	(131,000)	(127,000)	(775,000)
3.04.05.05	Other Operating Expenses, Net	(5,488,000)	(11,264,000)	(6,197,000)	(11,955,000)
3.04.05.06	Ver Tradução	−	−	(6,194,000)	(6,194,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	200,000	542,000	198,000	991,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	6,245,000	29,046,000	(4,850,000)	11,720,000
3.06	Finance Income (Expenses), Net	(11,444,000)	(23,113,000)	(972,000)	(2,086,000)
3.06.01	Finance Income	1,866,000	3,215,000	1,310,000	4,287,000
3.06.01.01	Finance Income	1,866,000	3,215,000	1,174,000	2,974,000
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	−	−	136,000	1,313,000
3.06.02	Finance Expenses	(13,310,000)	(26,328,000)	(2,282,000)	(6,373,000)
3.06.02.01	Finance Expenses	(6,403,000)	(15,655,000)	(2,282,000)	(6,373,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(6,907,000)	(10,673,000)	−	−
3.07	Net Income Before Income Taxes	(5,199,000)	5,933,000	(5,822,000)	9,634,000
3.08	Income Tax and Social Contribution	174,000	(5,522,000)	(117,000)	(4,596,000)
3.08.01	Current	(814,000)	(2,698,000)	(225,000)	(2,408,000)
3.08.02	Deferred	988,000	(2,824,000)	108,000	(2,188,000)
3.09	Net Income from Continuing Operations	(5,025,000)	411,000	(5,939,000)	5,038,000
3.11	Income / Loss for the Period	(5,025,000)	411,000	(5,939,000)	5,038,000
3.11.01	Attributable to Shareholders of Petrobras	(3,759,000)	2,102,000	(5,339,000)	5,013,000
3.11.02	Attributable to Non-Controlling Interests	(1,266,000)	(1,691,000)	(600,000)	25,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	(0.29000)	0.16000	(0.41000)	0.38000
3.99.01.02	Preferred	(0.29000)	0.16000	(0.41000)	0.38000
3.99.02	Diluted Income per Share
3.99.02.01	Common	(0.29000)	0.16000	(0.41000)	0.38000
3.99.02.02	Preferred	(0.29000)	0.16000	(0.41000)	0.38000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2015 to 09/30/2015	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Same Quarter of the Previous Year 07/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
4.01	Consolidated Net Income for the Period	(5,025,000)	411,000	(5,939,000)	5,038,000
4.02	Other Comprehensive Income	(13,209,000)	(20,324,000)	(13,850,000)	(11,783,000)
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	(11,908,000)	(11,909,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	2,093,000	2,093,000
4.02.03	Cumulative Translation Adjustments	20,021,000	27,361,000	4,258,000	1,113,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(49,628,000)	(72,576,000)	(12,223,000)	(5,443,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	1,862,000	4,193,000	283,000	1,055,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	16,241,000	23,253,000	4,062,000	1,497,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(1,705,000)	(2,555,000)	(415,000)	(189,000)
4.03	Total Consolidated Comprehensive Income for the Period	(18,234,000)	(19,913,000)	(19,789,000)	(6,745,000)
4.03.01	Attributable to Shareholders of Petrobras	(17,781,000)	(19,410,000)	(19,375,000)	(6,534,000)
4.03.02	Attributable to Non-Controlling Interests	(453,000)	(503,000)	(414,000)	(211,000)

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
6.01	Net Cash - Operating Activities	61,133,000	47,267,000
6.01.01	Cash Provided by Operating Activities	64,767,000	56,563,000
6.01.01.01	Net Income for the Period	2,102,000	5,013,000
6.01.01.02	Non-Controlling Interests	(1,691,000)	25,000
6.01.01.03	Actuarial Expense with Pension and Medical Benefits	5,055,000	3,161,000
6.01.01.04	Share of Profit of Equity-Accounted Investments	(542,000)	(991,000)
6.01.01.05	Depreciation, Depletion and Amortization	27,005,000	21,869,000
6.01.01.06	Impairment Charges on Property, Plant and Equipment and Other Assets	2,173,000	1,404,000
6.01.01.07	Exploration Expenditures Written Off	3,418,000	4,262,000
6.01.01.08	(Gains) / Losses on Disposal / Write-Offs of Non-Current Assets, E&P Areas Returned and Cancelled Projects	1,034,000	3,768,000
6.01.01.09	Foreign Exchange Variation, Indexation and Finance Charges	22,823,000	5,507,000
6.01.01.10	Deferred Income Taxes, Net	2,824,000	2,188,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	−	6,194,000
6.01.01.12	Allowance for Impairment of Trade Receivables	566,000	4,163,000
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(3,634,000)	(9,296,000)
6.01.02.01	Trade and Other Receivables	273,000	(4,605,000)
6.01.02.02	Inventories	(843,000)	189,000
6.01.02.03	Other Assets	(3,778,000)	(6,134,000)
6.01.02.04	Trade Payables	(2,402,000)	(1,150,000)
6.01.02.05	Taxes Payables	3,934,000	(288,000)
6.01.02.06	Pension and Medical Benefits	(1,601,000)	(1,316,000)
6.01.02.07	Other Liabilities	783,000	4,008,000
6.02	Net Cash - Investing Activities	(27,644,000)	(68,228,000)
6.02.01	Capital Expenditures	(53,106,000)	(59,976,000)
6.02.02	Additions to Investments	(239,000)	(397,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	625,000	1,356,000
6.02.04	Investments in Marketable Securities	24,541,000	(9,978,000)
6.02.05	Dividends Received	535,000	767,000
6.03	Net Cash - Financing Activities	(2,772,000)	32,492,000
6.03.01	Non-Controlling Interest	315,000	(56,000)
6.03.02	Proceeds from Long-Term Financing	50,049,000	69,048,000
6.03.03	Repayment of Principal	(37,727,000)	(17,294,000)
6.03.04	Repayment of Interest	(15,409,000)	(10,457,000)
6.03.05	Dividends Paid to Shareholders	−	(8,749,000)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	24,914,000	921,000
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	55,631,000	12,452,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	44,239,000	37,172,000
6.05.02	Cash and Cash equivalents at the End of the Period	99,870,000	49,624,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 09/30/2015

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(646,000)	127,438,000	−	(23,376,000)	308,848,000	1,874,000	310,722,000
5.03	Adjusted Opening Balance	205,432,000	(646,000)	127,438,000	−	(23,376,000)	308,848,000	1,874,000	310,722,000
5.04	Capital Transactions with Owners	−	1,000	−	8,000	(8,000)	1,000	172,000	173,000
5.04.06	Dividends	−	−	−	−	−	−	(143,000)	(143,000)
5.04.08	Change in Interest in Subsidiaries	−	1,000	−	−	−	1,000	315,000	316,000
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	2,102,000	(21,512,000)	(19,410,000)	(503,000)	(19,913,000)
5.05.01	Net Income for the Period	−	−	−	2,102,000	−	2,102,000	(1,691,000)	411,000
5.05.02	Other Comprehensive Income	−	−	−	−	(21,512,000)	(21,512,000)	1,188,000	(20,324,000)
5.07	Balance at the End of the Period	205,432,000	(645,000)	127,438,000	2,110,000	(44,896,000)	289,439,000	1,543,000	290,982,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 09/30/2014

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,411,000	737,000	149,036,000	−	(7,244,000)	347,940,000	1,394,000	349,334,000
5.03	Adjusted Opening Balance	205,411,000	737,000	149,036,000	−	(7,244,000)	347,940,000	1,394,000	349,334,000
5.04	Capital Transactions with Owners	21,000	(81,000)	(21,000)	8,000	(8,000)	(81,000)	(112,000)	(193,000)
5.04.01	Capital Increases	21,000	−	(21,000)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	(56,000)	(56,000)
5.04.08	Change in Interest in Subsidiaries	−	(81,000)	−	−	−	(81,000)	(56,000)	(137,000)
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	5,013,000	(11,547,000)	(6,534,000)	(211,000)	(6,745,000)
5.05.01	Net Income for the Period	−	−	−	5,013,000	−	5,013,000	25,000	5,038,000
5.05.02	Other Comprehensive Income	−	−	−	−	(11,547,000)	(11,547,000)	(236,000)	(11,783,000)
5.07	Balance at the End of the Period	205,432,000	656,000	149,015,000	5,021,000	(18,799,000)	341,325,000	1,071,000	342,396,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2015 to 09/30/2015	Accumulated of the Previous Year 01/01/2014 to 09/30/2014
7.01	Sales Revenues	356,634,000	370,186,000
7.01.01	Sales of Goods and Services	296,366,000	304,869,000
7.01.02	Other Revenues	9,919,000	9,242,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	50,915,000	60,238,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(566,000)	(4,163,000)
7.02	Inputs Acquired from Third Parties	(168,662,000)	(217,463,000)
7.02.01	Cost of Sales	(77,428,000)	(108,257,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(76,144,000)	(81,619,000)
7.02.03	Impairment Charges / Reversals of Assets	(2,173,000)	(1,404,000)
7.02.04	Others	(12,917,000)	(26,183,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(12,917,000)	(19,989,000)
7.02.04.03	Write-Off - Overpayments Incorrectly Capitalized	−	(6,194,000)
7.03	Gross Added Value	187,972,000	152,723,000
7.04	Retentions	(27,005,000)	(21,869,000)
7.04.01	Depreciation, Amortization and Depletion	(27,005,000)	(21,869,000)
7.05	Net Added Value Produced	160,967,000	130,854,000
7.06	Transferred Added Value	4,037,000	4,182,000
7.06.01	Share of Profit of Equity-Accounted Investments	542,000	991,000
7.06.02	Finance Income	3,215,000	2,974,000
7.06.03	Others	280,000	217,000
7.07	Total Added Value to be Distributed	165,004,000	135,036,000
7.08	Distribution of Added Value	165,004,000	135,036,000
7.08.01	Employee Compensation	22,657,000	23,863,000
7.08.01.01	Salaries	14,700,000	15,354,000
7.08.01.02	Fringe Benefits	7,036,000	7,630,000
7.08.01.03	Unemployment Benefits (FGTS)	921,000	879,000
7.08.02	Taxes and Contributions	91,955,000	83,431,000
7.08.02.01	Federal	53,121,000	48,084,000
7.08.02.02	State	38,323,000	35,082,000
7.08.02.03	Municipal	511,000	265,000
7.08.03	Return on Third-Party Capital	49,981,000	22,704,000
7.08.03.01	Interest	30,664,000	11,460,000
7.08.03.02	Rental Expenses	19,317,000	11,244,000
7.08.04	Return on Shareholders' Equity	411,000	5,038,000
7.08.04.03	Retained Earnings / (Losses) for the Period	2,102,000	5,013,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	(1,691,000)	25,000

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company” or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information. The noncurrent deferred charges account was fully amortized at December 31, 2014. The reconciliations between the parent company’s and the consolidated shareholders’ equity and net income are presented in Note 4.1.

This interim financial information presents the significant changes in the period, without repeating all information previously reported in notes to the Company’s financial statements, and presents the consolidated information, considering Management’s understanding that the consolidated financial information provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. As a result, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2014, which include the full set of notes.

The Company has reclassified certain amounts from prior periods to conform to current period presentations. Net income or shareholders’ equity were not affected in any of the periods presented and such reclassifications are set out in note 7.

This interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on November 12, 2015.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments incorrectly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2014 consolidated financial statements.

In preparing its financial statements for the period ended September 30, 2015, the Company carefully considered all available information and does not believe that new developments in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by newly set up internal commissions (or a review of the results of previous internal investigations) could materially impact or change the methodology adopted to recognize the write-off described above. Notwithstanding this belief, the Company will continuously monitor the investigations for additional information and, as of September 30, 2015, has not identified any necessary adjustment based on existing information.

On May 13, 2015 and on August 25, 2015, the Company received R$ 157 and R$ 73, respectively, representing funds recovered from Pedro José Barusco Filho, a former executive manager of the Services area, who had previously entered into a plea agreement with Brazilian authorities.

The amount of R$ 230 was recognized as other income (amounts recovered – “overpayments incorrectly capitalized”). To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 29 for information about the Company’s material legal proceedings, including those related to the “Lava Jato” investigation.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2015.

The main disposal of assets and legal mergers are set out in note 9.

4.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	Shareholders' equity		Net income
	09.30.2015	12.31.2014	Jan-Sep2015	Jan-Sep2014
Consolidated - IFRS	290,982	310,722	411	5,038
Non-controlling Interests	(1,543)	(1,874)	1,691	(25)
Deferred Expenses, Net of Income Tax (*)	−	−	−	(69)
Parent company - Brazilian Accounting Standards (CPC)	289,439	308,848	2,102	4,944

(*) Deferred expenses were fully amortized by December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.            Accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2014.

6.            Cash and cash equivalents and Marketable securities

Cash and Cash Equivalents	Consolidated
	09.30.2015	12.31.2014
Cash at bank and in hand	2,946	1,884
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	10,589	5,311
Other investment funds	157	107
	10,746	5,418
- Abroad
Time deposits	52,689	23,110
Automatic investing and interest checking accounts	23,375	9,491
Other financial investments	10,114	4,336
	86,178	36,937
Total short-term financial investments	96,924	42,355
Total cash and cash equivalents	99,870	44,239

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities	Consolidated
	09.30.2015			12.31.2014
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	4,366	−	4,366	7,146	−	7,146
Available-for-sale securities	3	8	11	6	50	56
Held-to-maturity securities	284	59	343	270	17,581	17,851
	4,653	67	4,720	7,422	17,631	25,053
Current	4,366	13	4,379	7,146	17,617	24,763
Non-current	287	54	341	276	14	290

Trading securities refer mainly to investments in Brazilian Federal Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad. These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.             Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	09.30.2015	12.31.2014
Trade receivables
Third parties	28,815	26,620
Related parties (*)	15,896	11,015
Other receivables	4,704	5,322
	49,415	42,957
Allowance for impairment of trade receivables	(11,243)	(8,956)
	38,172	34,001
Current	21,155	21,167
Non-current	17,017	12,834

(*) Includes joint ventures and associates, receivables from the electricity sector and petroleum and alcohol accounts, as set out in note 18.

Beginning in 2015 the Company started classifying performance bonuses advanced to customers as other long-term receivables (previously classified as non-current trade and other receivables, net) in order to provide a better presentation of its accounts receivable. As of December 31, 2014, R$ 1,607 were reclassified in the consolidated financial statements.

7.2.       Trade receivables overdue - Third parties

	Consolidated
	09.30.2015	12.31.2014
Up to 3 months	984	2,186
From 3 to 6 months	1,708	472
From 6 to 12 months	2,012	480
More than 12 months	6,356	4,866
	11,060	8,004

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.3.       Changes in the allowance for impairment of trade receivables

	Consolidated
	09.30.2015	09.30.2015
Opening balance	8,956	3,293
Additions	3,834	5,801
Write-offs	(222)	(5)
Reversals	(2,076)	(318)
Cumulative translation adjustment	751	185
Closing balance	11,243	8,956
Current	5,626	3,845
Non-current	5,617	5,111

7.4.       Trade receivables – Electricity Sector (Isolated Electricity System)

	Consolidated
	As of 12.31.2014	Sales	Amounts received	Reversals	Transfers (*)	Inflation indexation	As of 09.30.2015
Related parties (Eletrobras Group)

Amazonas Distrib. De Energia	5,984	2,005	(1,757)	−	3,185	796	10,213
Centrais Elétricas de Rondônia	1,251	1,081	(469)	−	−	132	1,995
Others	644	517	(456)	−	−	47	752
Trade receivables - Eletrobras Group	7,879	3,603	(2,682)	−	3,185	975	12,960
(-) Allowance for impairment of trade receivables	(873)	(777)	−	92	(1,006)	−	(2,564)
Trade receivables, net - Eletrobras Group	7,006	2,826	(2,682)	92	2,179	975	10,396
Third parties
Cigás	3,806	1,697	(825)	−	(3,185)	90	1,583
Cia de Eletricidade do Amapá	645	201	(58)	−	−	−	788
Others	464	943	(1,020)	−	−	15	402
Trade receivables - Third parties	4,915	2,841	(1,903)	−	(3,185)	105	2,773
(-) Allowance for impairment of trade receivables	(3,672)	(370)	−	1,688	1,006	−	(1,348)
Trade receivables, net - Third parties	1,243	2,471	(1,903)	1,688	(2,179)	105	1,425

Trade receivables - Total	12,794	6,444	(4,585)	−	−	1,080	15,733
(-) Allowance for impairment of trade receivables	(4,545)	(1,147)	−	1,780	−	−	(3,912)
Trade receivables, net - Total	8,249	5,297	(4,585)	1,780	−	1,080	11,821

(*) Cigás assigned receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement.

As of September 30, 2015, R$ 13,511 of the Company’s trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was R$ 15,733 as of September 30, 2015 (R$ 12,794 as of December 31, 2014).

Historically, a significant portion of the funds used by those companies to pay for products supplied by the Company comes from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations and, as a result, some of these companies have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras.

In 2013, a newly passed legislation significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the thermoelectric power plants in the Isolated Electricity System.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In 2014, the transfer of funds from the CCC, which was already insufficient to cover the costs related to fuel supplied by the Company, significantly decreased. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras (the Brazilian Ministry of Mines and Energy participated directly in the negotiations) with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged owing R$ 8,601 to the Company. This amount is being updated monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and, as of May 7, 2015, R$ 7,380 had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC (R$ 6,084 as of December 31, 2014).

In 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has already resulted in increases in the tariffs charged to end customers since the first quarter of 2015. The Company expected that this new policy would strengthen the financial situation of the companies in the electricity sector and, consequently reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Due to the time lag between starting to charge higher electricity tariffs from end customers and the improvement of the financial situation of the companies in the electricity sector, the flow of payments from end customers that will be transferred to the CCC and used to refund the electricity generation companies for their costs related to fuel purchases is slow and those companies have not been fully refunded and, therefore, the default rates of those companies with respect to products supplied by the Company have increased.

However, following the approval of Normative Instruction 675 of the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) on September 1, 2015, the Company expects that the flow of funds from the CCC to the Company will be accelerated due to the possibility of receiving funds directly from the CCC with respect to products supplied in the prior month and limited to 75% of the average payments made by the CCC in the previous three months. The Company is also adopting restrictive measures, such as requiring advanced payments to prevent the increase of overdue receivables, except when judicial injunctions require the Company to supply fuel without demanding advanced payments.

The Company is currently negotiating with those companies to enter into a debt acknowledgement agreement and to pledge additional credits of the CDE as collateral, in the amount of R$ 2,561, as a result of a governmental authorization for a renegotiation of CDE’s debt with companies that are creditors of the CCC related to overdue receivables between December 1, 2014 and June 30, 2015.

As a result, and based on Management’s best judgment, the Company has recognized an allowance for impairment of trade receivables of R$ 1,147 in 2015 (R$ 4,511 in 2014) with respect to uncollateralized receivables related to products supplied after November 1, 2014, which were overdue as of September 30, 2015. In addition, the Company recognized a reversal of allowance for impairment of trade receivables of R$ 1,780 in the nine-month period ended September 30, 2015, resulting from receivables from the CDE that were pledged as collaterals and from the existence of restricted funds deposited in an escrow account arising from payments related to a purchase and sale agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	09.30.2015	12.31.2014
Crude oil	11,754	10,563
Oil products	11,743	11,510
Intermediate products	2,134	2,268
Natural gas and LNG (*)	1,245	951
Biofuels	457	398
Fertilizers	152	91
	27,485	25,781
Materials, supplies and others	5,172	4,797
	32,657	30,578
Current	32,585	30,457
Non-current	72	121

(*) LNG - Liquid Natural Gas

Inventories are presented net of a R$ 194 allowance reducing inventories to net realizable value (R$ 399 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In the nine-month period ended September 30, 2015 the Company recognized as cost of sales a R$ 883 allowance reducing inventories to net realizable value (R$ 1,112 in the nine-month period ended September 30, 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,367 (R$ 6,151 as of December 31, 2014), as set out in note 21.1.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 million, made on the same date. The Company recognized a US$ 77 million gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder for R$ 870, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a R$ 145 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed between the parties and was paid. The Company recognized the additional payment received of R$ 223, in other income.

9.2.       Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

10.        Investments

10.1.   Investments in subsidiaries, joint ventures, joint operations and associates (Parent Company)

	09.30.2015	12.31.2014
Subsidiaries:
PNBV (*)	83,945	36,690
BR Distribuidora	11,994	11,924
Transpetro	5,118	4,738
PIB BV	3,706	1,183
PB-LOG	3,458	3,398
Gaspetro	2,625	2,593
PBIO	1,552	2,209
Citepe	1,051	1,049
Liquigás	1,032	1,017
TAG	884	6,490
PetroquímicaSuape	856	750
Araucária Nitrogenados	803	761
Termomacaé	794	813
Breitener	584	565
Termobahia	418	398
5283 Participações	344	215
Baixada Santista Energia	289	273
PBEN	277	432
Other subsidiaries	114	785
Joint operations	227	204
Joint ventures	338	335
Associates
Braskem	3,225	4,544
Other associates	691	1,092
Subsidiaries, joint operations/joint ventures and associates	124,325	82,458
Other investments	21	23
Total investments	124,346	82,481

(*) Includes capital contributions in the amount of R$ 18,089 (US$ 5,729) made during 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Investments in joint ventures and associates (Consolidated)

	Investiments		Equity
Investments measured using equity method	09.30.2015	12.31.2014	Jan-Sep/2015	Jan-Sep/2014
Petrobras Oil & Gas B.V. - PO&G	6,876	4,554	226	425
Braskem S.A.	3,225	4,544	1,082	296
Investees in Venezuela	1,194	799	(3)	(11)
State-controlled natural gas distributors	992	904	163	197
Guarani S.A.	989	1,377	(114)	(37)
Nova Fronteira Bioenergia S.A.	434	433	1	23
Compañia de Inversiones de Energia S.A. - CIESA	243	181	(6)	(3)
UEG Araucária Ltda	199	194	56	63
Sete Brasil Participações	179	383	(316)	(6)
Compañia Mega S.A. - MEGA	178	83	55	9
Other petrochemical investees	176	174	34	40
Fundo de Investimentos em Participações	156	363	(289)	5
Other associates (*)	1,104	1,248	(347)	(10)
	15,945	15,237	542	991
Other investees	42	45	−	−
	15,987	15,282	542	991

(*) Includes impairment losses of R$ 293 as set out in note 13.2.

A R$ 676 loss was recognized as a result of impairment losses in Sete Brasil and in FIP Sondas (Fundo de Investimento em Participações – Sondas), recognized as share of earnings in equity-accounted investments in the statement of income.

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2015	12.31.2014	Type	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	2.91	1.72	3,948	2,334
						3,948	2,334

Associate
Braskem S.A.	212,427	212,427	Common	11.94	10.80	2,536	2,294
Braskem S.A.	75,793	75,793	Preferred A	16.67	17.50	1,263	1,326
						3,799	3,620

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value of the Company’s investment as of September 30, 2015, was R$ 3,799, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, on December 31, 2014, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2014	18,431	211,781	186,840	116,828	533,880	402,567
Additions	71	4,826	71,410	1,394	77,701	59,820
Additions to / review of estimates of decommissioning costs	−	−	−	5,096	5,096	5,316
Capitalized borrowing costs	−	−	8,431	−	8,431	7,793
Write-offs	(23)	(132)	(9,303)	(464)	(9,922)	(9,007)
Write-off - overpayments incorrectly capitalized	(85)	(2,842)	(2,643)	(222)	(5,792)	(4,425)
Transfers (***)	6,517	59,923	(86,189)	54,501	34,752	31,921
Depreciation, amortization and depletion	(1,252)	(17,409)	−	(11,500)	(30,161)	(22,081)
Impairment - recognition (****)	(2,370)	(3,682)	(30,997)	(7,540)	(44,589)	(34,762)
Impairment - reversal (****)	−	45	−	7	52	8
Cumulative translation adjustment	52	7,787	3,078	625	11,542	−
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Cost	29,160	377,259	140,627	233,808	780,854	586,684
Accumulated depreciation, amortization and depletion	(7,819)	(116,962)	−	(75,083)	(199,864)	(149,534)
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Additions	595	2,763	45,441	1,151	49,950	38,354
Additions to / review of estimates of decommissioning costs	−	−	−	(48)	(48)	57
Capitalized borrowing costs	−	−	4,323	−	4,323	3,568
Write-offs	(22)	(79)	(4,265)	(513)	(4,879)	(4,150)
Transfers	1,804	17,674	(35,544)	20,401	4,335	1,360
Depreciation, amortization and depletion	(1,173)	(14,938)	−	(10,536)	(26,647)	(19,296)
Impairment - recognition	−	(5)	(950)	(217)	(1,172)	(1,172)
Cumulative translation adjustment	379	33,506	12,640	4,496	51,021	−
Balance at September 30, 2015	22,924	299,218	162,272	173,459	657,873	455,871
Cost	32,403	444,941	162,272	261,688	901,304	623,575
Accumulated depreciation, amortization and depletion	(9,479)	(145,723)	−	(88,229)	(243,431)	(167,704)
Balance at September 30, 2015	22,924	299,218	162,272	173,459	657,873	455,871

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes R$ 24,419, reclassified from Intangible Assets to Property, Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3 to our audited consolidated financial statements for the year ended December 31, 2014).

(****) For further information see note 14 to the audited consolidated financial statements for the year ended December 31, 2014.

As of September 30, 2015, the consolidated and parent company property, plant and equipment include assets under finance leases of R$ 489 and R$ 9,221, respectively (R$ 192 and R$ 8,979 at December 31, 2014).

The Company's property, plant and equipment include the amount of R$ 74,808 related to the acquisition costs of areas in the Assignment Agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2014	33,690	332	1,162	937	36,121	33,289
Addition	214	94	279	−	587	478
Capitalized borrowing costs	−	−	19	−	19	19
Write-offs	(219)	(11)	(23)	−	(253)	(229)
Transfers (**)	(24,164)	18	22	(3)	(24,127)	(24,057)
Amortization	(84)	(120)	(312)	−	(516)	(392)
Impairment - recognition	(21)	(1)	−	−	(22)	−
Impairment - reversal	15	−	−	−	15	−
Cumulative translation adjustment	111	3	1	37	152	−
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Cost	10,633	1,536	3,403	971	16,543	12,051
Accumulated amortization	(1,091)	(1,221)	(2,255)	−	(4,567)	(2,943)
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Addition	40	38	176	−	254	199
Capitalized borrowing costs	−	−	13	−	13	13
Write-offs	(302)	−	(5)	−	(307)	(71)
Transfers	(3)	11	41	−	49	166
Amortization	(57)	(79)	(222)	−	(358)	(275)
Impairment - recognition	(91)	−	−	−	(91)	−
Cumulative translation adjustment	429	9	5	154	597	−
Balance at September 30, 2015	9,558	294	1,156	1,125	12,133	9,140
Cost	10,583	1,672	3,702	1,125	17,082	12,340
Accumulated amortization	(1,025)	(1,378)	(2,546)	−	(4,949)	(3,200)
Balance at September 30, 2015	9,558	294	1,156	1,125	12,133	9,140

Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes R$ 24,419, reclassified from Intangible Assets to Property Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3 to our audited consolidated financial statements for the year ended December 31, 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment annually or when there is an indication that their carrying amount may not be recoverable.

Based on the new 2015 to 2019 Business and Management Plan - BMP (Plano de Negócios e Gestão - PNG), indicating a decrease in the Company’s investment portfolio when compared to the previous BMP and due to the postponement of certain projects or removal from the BMP the Company assessed whether there were any indicators of possible impairment at June 30, 2015.

The Company did not identify any indication of impairment for the quarter ended September 30, 2015.

13.1.   Property, plant and equipment and intangible assets

For impairment testing purposes, the Company has prioritized the use of the value in use of the assets for which there was an indication that their carrying amount may not be recoverable (individually or grouped into cash-generating units - CGUs). In measuring the value in use of an asset (or a CGU) the Company bases its cash flow projections on: (i) the estimated useful life of the asset or assets grouped into the CGU; (ii) assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and (iii) a pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC). The Company’s identified CGUs are set out in note 5.2 to its financial statements for the year ended December 31, 2014.

Projects postponed by the Company’s Management did not result in impairment losses for the respective assets or cash-generating units.

However, considering changes in future circumstances and projections, projects removed from the 2015-2019 BMP were also removed from their cash-generating units (as set out in the Company’s financial statements for the year ended December 31, 2014 and when no impairment losses had been recognized for those assets).

Impairment losses of R$ 1,286 were recognized as other expenses in the quarter ended June 30, 2015 as a result of the stand-alone basis impairment tests carried out for those assets, as set out below:

Assets or CGUs, by nature	Impairment losses	Business Segment
Nitrogen Fertilizer Plant - UFN-V	585	Gas & Power
RTM assets	364	RTM
Producing properties: E&P activities in Brazil (several CGUs) and assets held for sale (*)	246	E&P - Brazil
Signature bonuses (Intangible Assets) - Petrobras America (PAI)	91	Intl' E&P
	1,286

(*) Includes impairment losses of R$ 25 in property, plant and equipment and R$ 23 in accounts receivable related to the disposal of Bijupirá and Salema fields.

 In the future, the Company will determine possible uses for these assets, including: (i) using parts and equipment from those projects in other projects; (ii) divesting; (iii) looking for partners for those projects; or (iv) writing off those assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.2.   Investments in associates and joint ventures

The Company’s impairment tests of investments in associates and joint ventures resulted in impairment losses of R$ 167 in its biofuels segment, due to projects that were removed from the Company’s 2015-2019 BMP. In addition, an R$ 126 impairment loss was recognized in Copacabana Drilling B.V., Grumari Drilling B.V., Ipanema Drilling B.V., Leblon Drilling B.V., Leme Drilling B.V. and Marambaia Drilling B.V., which are associates of Petrobras Netherland B.V. (PNBV, a wholly-owned subsidiary of Petrobras) and are indirectly controlled by Sete Brasil.

Those losses of R$ 293 were recognized in share of earnings in equity-accounted investments.

14.        Exploration for and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and gas beginning with the acquisition of legal rights to explore a specific area through to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2015	12.31.2014
Property, plant and equipment
Opening Balance	18,594	20,619
Additions to capitalized costs pending determination of proved reserves	5,610	10,039
Capitalized exploratory costs charged to expense	(2,439)	(3,145)
Transfers upon recognition of proved reserves	(2,116)	(9,300)
Cumulative translation adjustment	780	381
Closing Balance	20,429	18,594
Intangible Assets	8,059	8,085
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	28,488	26,679

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
Exploration costs recognized in the statement of income
Geological and geophysical expenses	1,046	1,304
Exploration expenditures written off (includes dry wells and signature bonuses)	3,418	4,262
Other exploration expenses	173	76
Total expenses	4,637	5,642
Cash used in:
Operating activities	1,219	1,380
Investment activities	6,752	8,577
Total cash used	7,971	9,957

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.        Trade payables

	Consolidated
	09.30.2015	12.31.2014
Third parties in Brazil	12,205	13,146
Third parties abroad	12,476	11,262
Related parties	1,960	1,516
Balance on current liabilities	26,641	25,924

16.            Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation could trigger an event of default and a right to accelerate the debt.

A roll-forward of non-current debt is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Export Credit Agencies	Banking Markets	Capital Markets	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	133	−	−	133
Additions (new funding obtained)	−	10,130	800	−	10,930
Interest incurred during the year	−	474	−	−	474
Foreign exchange/inflation indexation charges	−	2,518	192	3	2,713
Transfer from long term to short term	−	(3,395)	(373)	(43)	(3,811)
Balance as of December 31, 2014	−	77,795	3,456	74	81,325
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	1,154	7,711	16,921	135	25,921
Additions (new funding obtained)	665	15,633	32,542	−	48,840
Interest incurred during the year	9	50	108	18	185
Foreign exchange/inflation indexation charges	250	1,004	(3,392)	50	(2,088)
Transfer from long term to short term	(1,747)	(8,018)	(2,979)	(98)	(12,842)
Balance at December 31, 2014	13,930	79,414	142,930	1,723	237,997
Total Balance as of December 31, 2014	13,930	157,209	146,386	1,797	319,322
Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325
Cumulative translation adjustment (CTA)	−	505	−	−	505
Additions (new funding obtained)	−	15,245	3,512	−	18,757
Interest incurred during the year	−	713	1	−	714
Foreign exchange/inflation indexation charges	−	10,225	195	4	10,424
Transfer from long term to short term	−	(3,786)	(287)	(11)	(4,084)
Balance as of September 30, 2015	−	100,697	6,877	67	107,641
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997
Cumulative translation adjustment (CTA)	5,023	35,414	66,176	639	107,252
Additions (new funding obtained)	501	15,241	6,283	−	22,025
Interest incurred during the year	9	87	107	18	221
Foreign exchange/inflation indexation charges	1,464	5,924	(2,350)	193	5,231
Transfer from long term to short term	(2,028)	(10,565)	(14,615)	(109)	(27,317)
Balance as of September 30, 2015	18,899	125,515	198,531	2,464	345,409
Total Balance as of September 30, 2015	18,899	226,212	205,408	2,531	453,050

	Consolidated
Current	09.30.2015	12.31.2014
Short term debt	8,548	9,253
Current portion of long term debt	39,117	18,182
Accrued interest	5,667	4,088
	53,332	31,523

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2015	2016	2017	2018	2019	2020 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	2,811	7,549	6,689	8,093	13,528	41,896	80,566	68,105
Floating rate debt	1,990	6,575	4,882	6,314	11,787	35,072	66,620
Fixed rate debt	821	974	1,807	1,779	1,741	6,824	13,946
Average interest rate	12.5%	13.8%	15.8%	14.0%	13.2%	11.0%	12.4%

Financing in U.S. Dollars (US$):	12,971	38,614	34,875	40,216	67,161	148,300	342,137	259,836
Floating rate debt	11,990	19,398	20,319	30,561	47,824	53,747	183,839
Fixed rate debt	981	19,216	14,556	9,655	19,337	94,553	158,298
Average interest rate	2.4%	4.0%	4.3%	3.9%	4.1%	5.8%	4.8%

Financing in R$ indexed to US$:	261	1,570	2,800	2,794	2,784	24,329	34,538	27,630
Floating rate debt	25	92	92	86	76	216	587
Fixed rate debt	236	1,478	2,708	2,708	2,708	24,113	33,951
Average interest rate	7.1%	7.1%	7.0%	7.1%	7.0%	7.0%	7.0%

Financing in Pound Sterling (£):	209	168	−	−	−	10,304	10,681	6,961
Fixed rate debt	209	168	−	−	−	10,304	10,681
Average interest rate	5.7%	5.7%	−	−	−	6.0%	6.0%

Financing in Japanese Yen:	954	1,561	375	340	−	−	3,230	3,161
Floating rate debt	176	339	339	339	−	−	1,193
Fixed rate debt	778	1,222	36	1	−	−	2,037
Average interest rate	1.0%	1.8%	0.7%	0.6%	−	−	1.3%

Financing in Euro:	160	803	48	12,196	5,787	16,195	35,189	26,230
Floating rate debt	23	47	46	46	46	694	902
Fixed rate debt	137	756	2	12,150	5,741	15,501	34,287
Average interest rate	3.2%	3.6%	1.8%	3.8%	3.9%	4.4%	4.1%

Financing in other currencies:	39	2	−	−	−	−	41	41
Fixed rate debt	39	2	−	−	−	−	41
Average interest rate	14.4%	15.3%	−	−	−	−	14.5%

Total as of September 30, 2015	17,405	50,267	44,787	63,639	89,260	241,024	506,382	391,964
Total Average interest rate	4.1%	5.5%	6.2%	5.3%	5.6%	6.7%	6.1%

Total as of December 31, 2014	31,523	33,397	31,742	47,254	64,252	142,677	350,845	325,946

* The average maturity of outstanding debt as of September 30, 2015 is 7.49 years, (6.10 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable - R$ 166,509 as of September 30, 2015. When a quoted price for an identical liability is not available, the fair value is determined based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2) - R$ 225,455 as of September 30, 2015.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the nine-month period ended September 30, 2015, the capitalization rate was 4.99% p.a. (4.29% p.a. in the nine-month period ended September 30, 2014).

16.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	500	−	500
Petrobras	1,500	−	1,500

In Brazil
Transpetro	10,060	3,705	6,355
Petrobras	3,182	2,574	608
PNBV	9,878	1,467	8,411

16.4.   Collateral

The financial institutions that have provided financing to the Company have not required Petrobras to provide collateral related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated commitments	Future Value	Annual Interest	Present Value	Future Value	Annual Interest	Present Value
2015	197	(123)	74	25	(4)	21
2016 - 2019	2,908	(1,779)	1,129	188	(84)	104
2020 and thereafter	6,702	(2,086)	4,616	658	(581)	77
As of September 30, 2015	9,807	(3,988)	5,819	871	(669)	202
Current			257			44
Non-current			5,562			158
As of September 30, 2015			5,819			202
Current			157			42
Non-current			3,866			148
As of December 31, 2014			4,023			190

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2015	19,229
2016 - 2019	165,210
2020 and thereafter	232,772
As of September 30, 2015	417,211
As of December 31, 2014	314,505

As of September 30, 2015, the balance of estimated future minimum lease payments under operating leases includes R$ 246,285 in the Consolidated financial statements (R$ 184,778 on December 31, 2014) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2015, the Company recognized expenditures of R$ 24,611 (R$ 18,046 in the nine-month period ended September 30, 2014) for operating lease installments.

18.        Related parties

18.1.   Commercial and other transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.1.1. By transaction (parent company)

			09.30.2015			12.31.2014
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
- Trade and other receivables, mainly from sales	10,411	−	10,411	10,224	−	10,224
- Dividends receivable	45	−	45	1,053	−	1,053
- Intercompany loans	−	270	270	−	6,828	6,828
- Capital increase (advance)	−	500	500	−	397	397
- Amounts related to construction of natural gas pipeline	−	879	879	−	868	868
- Finance leases	42	860	902	−	−	−
- Other operations	614	188	802	410	133	543
	11,112	2,697	13,809	11,687	8,226	19,913

Liabilities
Finance leases	(1,512)	(4,502)	(6,014)	(1,608)	(4,229)	(5,837)
Financing on credit operations	(7,753)	−	(7,753)	(5,010)	−	(5,010)
Intercompany loans	−	(44,753)	(44,753)	−	(29,816)	(29,816)
Prepayment of exports	(20,405)	(91,288)	(111,693)	(20,907)	(46,607)	(67,514)
Accounts payable to suppliers	(16,457)	−	(16,457)	(10,827)	−	(10,827)
- Purchases of crude oil, oil products and others	(8,243)	−	(8,243)	(7,101)	−	(7,101)
- Affreightment of platforms	(7,786)	−	(7,786)	(3,312)	−	(3,312)
- Advances from clients	(428)	−	(428)	(414)	−	(414)
Other operations	(161)	(98)	(259)	−	(143)	(143)
	(46,288)	(140,641)	(186,929)	(38,352)	(80,795)	(119,147)
Profit or Loss					Jan-Sep/2015	Jan-Sep/2014
Revenues, mainly sales revenues					111,327	114,616
Foreign exchange and inflation indexation charges					(10,215)	(411)
Financial income (expenses), net					(6,900)	(3,107)
					94,212	111,098

18.1.2. By company (parent company)

	Income (expense)		09.30.2015			12.31.2014	09.30.2015			12.31.2014
	Jan-Sep/2015	Jan-Sep/2014	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	67,806	69,853	1,707	20	1,727	8,981	(262)	(20)	(282)	(295)
PIB-BV Holanda	5,413	15,550	2,555	141	2,696	2,373	(31,275)	(136,042)	(167,317)	(104,879)
Gaspetro	8,116	7,097	1,192	879	2,071	2,320	(465)	−	(465)	(440)
PNBV	630	832	3,454	35	3,489	2,859	(9,436)	−	(9,436)	(4,031)
Transpetro	665	559	450	−	450	356	(1,082)	−	(1,082)	(941)
Fundo de Investimento Imobiliário	(222)	(155)	17	−	17	63	(187)	(1,659)	(1,846)	(1,331)
Thermoelectrics	(141)	(145)	(1)	264	263	292	(132)	(1,016)	(1,148)	(1,094)
TAG	(864)	(60)	187	860	1,047	402	(2,051)	−	(2,051)	(2,233)
Other subsidiaries	3,486	3,888	1,105	492	1,597	1,722	(837)	−	(837)	(960)
	84,889	97,419	10,666	2,691	13,357	19,368	(45,727)	(138,737)	(184,464)	(116,204)
Structured Entities
CDMPI	(43)	(28)	−	−	−	−	(227)	(1,306)	(1,533)	(1,702)
PDET Off Shore	(170)	(105)	−	−	−	−	(246)	(521)	(767)	(926)
	(213)	(133)	−	−	−	−	(473)	(1,827)	(2,300)	(2,628)
Companies from the petrochemical sector	9,533	13,807	412	−	412	535	(9)	(77)	(86)	(236)
Other associates	3	5	34	6	40	10	(79)	−	(79)	(79)
	9,536	13,812	446	6	452	545	(88)	(77)	(165)	(315)

	94,212	111,098	11,112	2,697	13,809	19,913	(46,288)	(140,641)	(186,929)	(119,147)

(*) Includes its subsidiaries and joint ventures.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.1.3. Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Up to 5%	−	−	(5,815)	(4,269)
From 5.01% to 7%	−	−	(36,320)	(23,713)
From 7.01% to 9%	−	−	(2,618)	(1,834)
More than 9.01%	270	6,828	−	−
	270	6,828	(44,753)	(29,816)

18.2.   Non standardized receivables investment fund

The Parent Company invests in receivables investment funds (FIDC-NP and FIDC-P) and the funds received from the Parent Company are used by FIDC-NP and FIDC-P to purchase performing and/or non-performing trade receivables from transactions carried out by subsidiaries of Petrobras.

Investments in government bonds made by FIDC-NP and FIDC-P are classified as cash and cash equivalents or marketable securities, according to their expected realization.

Performing trade receivables and non-performing trade receivables are classified as current liabilities (short-term debt).

	Parent Company
	09.30.2015	12.31.2014
Cash and cash equivalents and Marketable securities	11,805	8,334
Assignments of non-performing receivables	(20,654)	(18,603)

	Jan-Sep/2015	Jan-Sep/2014
Finance income FIDC P and NP	589	129
Finance expense FIDC P and NP	(1,475)	(1,075)
Net finance income (expense)	(886)	(946)

18.3.   Collateral Granted

Petrobras collateralizes certain financial transactions carried out by its foreign subsidiaries.

Petrobras, based on contractual clauses that support the financial transactions between foreign subsidiaries and third parties, collateralizes the payment of debt service in the event that a subsidiary defaults on a financing agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The outstanding balances of financial transactions carried out by these subsidiaries and collateralized by Petrobras is set out below:

	09.30.2015						12.31.2014
Maturity date of the loans	PGF	PGT	PNBV	TAG	Others	Total	Total
2015	−	3,576	4,001	−	−	7,577	14,433
2016	23,604	−	3,218	−	−	26,822	18,123
2017	18,871	−	3,239	−	1,240	23,350	16,121
2018	21,440	9,932	12,171	−	3,167	46,710	33,121
2019	30,596	23,440	9,753	−	789	64,578	46,258
2020	18,725	21,176	2,643	−	−	42,544	28,715
2021 and thereafter	106,634	31,818	13,927	17,980	3,896	174,255	97,997
	219,870	89,942	48,952	17,980	9,092	385,836	254,768

18.4.   Investment in an investment fund by subsidiaries abroad

As of September 30, 2015, a subsidiary of PIB BV had R$ 26,414 (R$ 17,594 as of December 31, 2014) invested in an investment fund abroad that held debt securities of Petrobras, of TAG (a subsidiary of Petrobras) and its subsidiaries, and of consolidated structured entities, mainly with respect to the following projects: Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53).

18.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	Jan-Sep/ 2015		09.30.2015	Jan-Sep/ 2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	7,630	1,178	308	7,786	1,343	519
Petrochemical companies	9,580	417	88	13,107	545	219
Other associates and joint ventures	1,311	488	2,477	1,795	405	699
	18,521	2,083	2,873	22,688	2,293	1,437

Government entities
Government bonds	994	7,099	−	1,162	11,525	−
Banks controlled by the Federal Government	(11,213)	9,401	103,219	(5,135)	10,131	75,181
Receivables from the Electricity sector (note 7.4)	1,795	12,960	−	806	7,879	−
Petroleum and alcohol account - receivables from Federal government (note 18.6)	−	853	−	−	843	−
Federal Government (Dividends and interest on capital)	−	−	−	(61)	−	−
Others	102	1,342	612	(29)	639	595
	(8,322)	31,655	103,831	(3,257)	31,017	75,776
Pension plans	−	−	166	−	−	358
	10,199	33,738	106,870	19,431	33,310	77,571

Revenues, mainly sales revenues	19,843			23,471
Foreign exchange and inflation indexation charges, net	(5,143)			(1,523)
Finance income (expenses), net	(4,501)			(2,517)
Current assets		11,322			17,837
Non-current assets		22,416			15,473
Current liabilities			16,230			4,928
Non-current liabilities			90,640			72,643
	10,199	33,738	106,870	19,431	33,310	77,571

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.6.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of September 30, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 853 (R$ 843 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court ordered expert proceedings are ongoing.

18.7.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

	Parent Company
			Jan-Sep/2015			Jan-Sep/2014
	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	9.4	1.0	10.4	7.2	0.9	8.1
Social security and other employee-related taxes (*)	2.5	0.2	2.7	1.9	0.1	2.0
Post-employment benefits (pension plan)Pension	0.6	−	0.6	0.5	−	0.5
Total compensation recognized in the statement of income	12.5	1.2	13.7	9.6	1.0	10.6

Total compensation paid	12.5	1.2	13.7	12.0	1.0	13.0

Number of members	8	18	26	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included in 2014, but were not disclosed in the notes to the financial statements.

In the nine-month period ended September 30, 2015, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 50.0 (R$ 50.4 in the nine-month period ended September 30, 2014).

The Extraordinary General Meeting held on July 1, 2015 amended article 18 of the Company's Bylaws to allow board members to have alternates with mandates limited to a two-year period; and article 41 to permit that board members alternates may participate in all board meetings and receive a fixed monthly compensation, subject to the total board members compensation limits established in the General Meeting.

The Extraordinary General Meeting also voted to increase the total board members compensation established at the Annual General Meeting held on April 29, 2015, by R$ 754 thousand, in order to cover the compensation of the alternate board members from July 2015 to March 2016.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Provision for decommissioning costs

		Consolidated
Non-current liabilities	09.30.2015	12.31.2014
Opening balance	21,958	16,709
Adjustment to provision	(137)	6,196
Payments made	(2,798)	(1,603)
Interest accrued	574	475
Others	579	181
Closing balance	20,176	21,958

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.        Taxes

20.1.   Current taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Taxes in Brazil	2,779	2,705	626	370
Taxes Abroad	44	118	234	287
	2,823	2,823	860	657

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	09.30.2015	12.31.2014	09.30.2015	12.31.2014	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Taxes In Brazil:
ICMS/ Deferred ICMS (VAT)	3,698	4,707	2,166	2,090	3,659	3,386	−	−
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	2,858	2,201	7,925	7,923	1,331	784	−	−
CIDE	69	35	−	−	424	20	−	−
Production Taxes (Special Participation / Royalties)	−	−	−	−	3,706	4,031	−	−
Withholding income tax and social contribution	−	−	−	−	1,811	1,290	63	−
Tax on financial operations -IOF	−	−	−	−	678	−	223	−
Others	547	195	557	610	991	745	19	−
	7,172	7,138	10,648	10,623	12,600	10,256	305	−
Taxes Abroad	177	162	33	22	551	540	−	−
	7,349	7,300	10,681	10,645	13,151	10,796	305

20.2.   Tax amnesty program - Programa de Recuperação Fiscal (REFIS)

On July 16, 2015 Petrobras paid R$ 1,580 (R$ 1,183 in cash and R$ 397 in tax credits) related to a definitive ruling at the administrative stage with respect to a tax deficiency notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, both published on August 3, 2015, clarified that taxpayers had an opportunity for relief in connection with additional existing federal tax debts, through the tax amnesty program created under Law 12,996/14   – Programa de Recuperação Fiscal (REFIS). The Company has decided to adhere to the REFIS  to pay for the tax liabilities set out below:

a)      Pay amounts due according to the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to its foreign subsidiaries in 2007, 2009 and 2010 and to pay amounts due related to the IOF applicable to similar intercompany loans made in other periods, for which a tax deficiency notice has not been issued (2011 and 2012), in the amount of R$ 3,035. The Company modified its procedures with respect to the payment of the IOF applicable to transactions in 2013 and, therefore, it does not expect any additional tax deficiency notices.

b)   Pay the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the alledged failure to withhold income tax (imposto de renda retido na fonte- IRRF) on amounts Petrobras paid to its former subsidiary Petrobras International Finance Company (PifCo) with respect to crude oil and oil product imports between 1999 and 2002, 2004, 2005 and 2007 to 2012, in the amount of R$ 2,840.

c)    Penalties for noncompliance with customs clearance procedures on crude oil and oil product imports from 2008 to 2013, in the amount of R$ 46.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company will pay those federal tax liabilities in 30 monthly installments following an immediate payment of 20% of the total amount due (after the reductions provided by the tax amnesty program) and using tax credits (tax loss carryforwards) to pay for interest and penalties. The deadline to adhere to the REFIS was September 25, 2015.

As a result, the Company recognized a total expense of R$ 7,501 in the nine-month period ended September 30, 2015, of which R$ 5,027 was recognized as other taxes expenses and R$ 2,474 as finance expenses. In the same period, the Company paid a total amount of R$ 6,216, of which R$ 3,156 was paid in cash, R$ 1,806 by using tax credits and R$ 1,254 by using judicial deposits.

20.3.   Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

On July 1, 2015, Petrobras and the State of Rio de Janeiro entered into a Tax Conduct Adjustment Agreement (Termo de Ajustamento de Conduta Tributária) pursuant to State Law 7,020/2015 with respect to tax deficiency notices related to VAT tax (ICMS) in the amount of R$ 520 and agreed to start calculating its VAT tax base pursuant to a methodology defined by both parties to cease the deferral of payment of VAT on natural gas sold to thermoelectric power plants located in the State of Rio de Janeiro.

On September 30, 2015 Petrobras entered into a tax amnesty in the State of Espírito Santo pursuant to Law 10,376/2015 to pay amounts due according to tax deficiency notices in the amount of R$ 302 related to failure to comply with VAT tax (ICMS) regulations in the State of Espírito Santo with respect to application of tax credits, as well as failure to pay VAT on the sale of natural gas products.

As a result of those settlement agreements, the Company recognized a total expense of R$ 822, including R$ 723 as other taxes expenses and R$ 99 as finance expense.

20.4.   Brazilian Tax Law – Law 12,973

On May 14, 2014, Law 12,973 was enacted, establishing, among other matters, the repeal of the Transition Tax Regime (Regime Tributário de Transição - RTT) established by Law 11,941 enacted on May 27, 2009.

Regulation for this law was established by Normative Instruction 1,515, issued on November 24, 2014 and by Normative Instruction 1,520, issued on December 4, 2014, both issued by the Federal Revenue Secretariat of Brazil (Secretaria da Receita Federal do Brasil).

Management decided to adopt articles 1, 2 and 4 to 70 of Law 12,973/2014, with respect to the adoption of the new tax regime (repealing RTT), beginning in 2015.

20.4.1. Brazilian income taxes on income of companies incorporated outside Brazil

As of September 30, 2015 the Company has recognized additional income taxes expenses of R$ 2,061 related to Brazilian income taxes on income generated during the nine-month period ended September 30, 2015 by companies incorporated outside Brazil, as set out in the amended Brazilian Tax Law.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.5.   Deferred income tax and social contribution - non-current

Changes in deferred income tax and social contribution are set out below:

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in the statement of income for the year	(4,844)	10,172	779	(85)	420	6,752	(21)	(3,162)	(1,986)	8,025
Recognized in shareholders’ equity	−	−	4,734	(97)	−	(459)	−	−	3,175	7,353
Cumulative translation adjustment	−	(184)	9	−	(4)	338	10	(2)	(177)	(10)
Others (*)	−	(46)	(15)	(177)	24	(130)	−	−	156	(188)
Balance at December 31, 2014	(36,249)	557	10,155	(1,573)	1,397	17,772	1,335	(19)	1,246	(5,379)
Recognized in the statement of income for the period	(3,728)	(2,759)	643	(114)	764	9,876	204	24	(7,734)	(2,824)
Recognized in shareholders’ equity	−	205	24,672	(205)	−	(1,418)	−	−	−	23,254
Cumulative translation adjustment	−	586	(13)	−	(3)	2,474	7	(4)	(2,820)	227
Use of tax credits - REFIS	−	−	−	−	−	(1,806)				(1,806)
Others	−	(98)	248	21	(3)	120	51	−	(214)	125
Balance at September 30, 2015	(39,977)	(1,509)	35,705	(1,871)	2,155	27,018	1,597	1	(9,522)	13,597

Deferred tax assets										2,673
Deferred tax liabilities										(8,052)
Balance at December 31, 2014										(5,379)

Deferred tax assets										14,753
Deferred tax liabilities										(1,156)
Balance at September 30, 2015										13,597

(*) Relates, primarily, to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.6.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Sep/ 2015	Jan-Sep/ 2014
Income before income taxes	5,933	9,634
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,017)	(3,276)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	2,034	1,924
Brazilian income taxes on income of companies incorporated outside Brazil	(2,061)	−
Tax loss carryforwards (unrecognized tax losses)	(1,571)	(889)
Write-off - overpayments incorrectly capitalized (note 3)	−	(2,223)
Non taxable income (deductible expenses), net (*)	(1,807)	(224)
Others	(100)	92
Income tax and social contribution expense	(5,522)	(4,596)
Deferred income tax and social contribution expense	(2,824)	(2,188)
Current income tax and social contribution	(2,698)	(2,408)
	(5,522)	(4,596)
Effective Tax Rate of income tax and social contribution	93.1%	47.7%

(*) Includes the principal portion of the IOF tax contingency (as set out in note 20.2) and share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and retirees) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	AMS		Total
Balance at January 1, 2014	12,515	284	16,397	257	29,453
(+) Remeasurement effects recognized in OCI	7,576	363	5,777	8	13,724
(+) Costs incurred in the year	1,881	116	2,714	62	4,773
(-) Contributions paid	(579)	−	(930)	(12)	(1,521)
(-) Payments related to the Term of Financial Commitment (TFC)	(478)	−	−	−	(478)
Others	1	(1)	(1)	(32)	(33)
Balance at December 31, 2014	20,916	762	23,957	283	45,918
Current	1,170	−	939	6	2,115
Non-current	19,746	762	23,018	277	43,803
	20,916	762	23,957	283	45,918
(+) Costs incurred in the period	2,176	187	2,626	66	5,055
(-) Contributions paid	(433)	−	(866)	(42)	(1,341)
(-) Payments related to the Term of Financial Commitment (TFC)	(271)	−	−	−	(271)
Others	−	−	−	92	92
Balance at September 30, 2015	22,388	949	25,717	399	49,453
Current	1,308	−	939	6	2,253
Non-current	21,080	949	24,778	393	47,200
	22,388	949	25,717	399	49,453

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Current service cost	206	112	328	28	674
Interest cost over net liabilities / (assets)	1,970	75	2,298	38	4,381
Net costs for the period Jan-Sep/2015	2,176	187	2,626	66	5,055

Related to active employees:
Included in the cost of sales	646	99	626	4	1,375
Operating expenses in the statement of income	329	76	374	59	838
Related to retired employees	1,201	12	1,626	3	2,842
Net costs for the period Jan-Sep/2015	2,176	187	2,626	66	5,055
Net costs for the period Jan-Sep/2014	1,220	87	1,810	44	3,161

As of September 30, 2015, the Company had the balance of crude oil and oil products of R$ 6,367 (R$ 6,151 as of December 31, 2014) pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the nine-month period ended September 30, 2015, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 636 (R$ 560 in the nine-month period ended September 30, 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.2.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

2015 profit sharing benefit

Profit sharing for Jan-Sep/2015 was determined as follows:

Jan-Sep/2015
Consolidated net income attributable to shareholders of Petrobras	2,102
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - Subsidiaries in Brasil	131
Profit sharing	131

(*)  The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.3.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

As of September 30, 2015, 6,206 separations and 655 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at December 31, 2014	1,035
Revision of provision	112
Use for separations	(539)
Closing balance at September 30, 2015	608
Current	405
Non-current	203

22.        Shareholders’ equity

22.1.   Share capital

At September 30, 2015, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Other comprehensive income

In the nine-month period ended September 30, 2015 the Company recognized the following charges mainly as a result of a 49.6% depreciation of the Brazilian real against the U.S. dollar:

•         Cumulative translation adjustment of R$ 27,361, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real;

•         Foreign exchange variation losses of R$ 68,393 (R$ 45,140 after taxes) recognized in the Company's shareholders' equity in Jan-Sep/2015 as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of September 30, 2015 was R$ 95,063 (R$ 62,741 after taxes), as set out in note 31.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.3.   Earnings per share

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
Net income attributable to Shareholders of Petrobras	2,102	5,013
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.16	0.38

23.        Sales revenues

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
Gross sales	296,366	304,869
Sales taxes	(59,831)	(52,649)
Sales revenues (*)	236,535	252,220
Diesel	74,431	73,984
Automotive gasoline	38,854	40,982
Fuel oil (including bunker fuel)	5,748	7,544
Naphtha	6,748	10,149
Liquefied petroleum gas	6,988	6,526
Jet fuel	8,166	9,819
Other oil products	8,607	10,236
Subtotal oil products	149,542	159,240
Natural gas	14,465	13,900
Ethanol, nitrogen products and renewables	9,197	6,451
Electricity, services and others	11,780	14,616
Domestic market	184,984	194,207
Exports	24,030	25,427
International sales (**)	27,521	32,586
Sales revenues (*)	236,535	252,220

(*) Analysis of sales revenues by business segment is set out in note 28.
(**) Sales revenues from operations outside of Brazil, other than exports.

24.        Other expenses, net

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
(Losses) / Gains related to legal, administrative and arbitration proceedings	(2,986)	(175)
Pension and medical benefits (retirees)	(2,842)	(1,509)
Unscheduled stoppages and pre-operating expenses	(2,634)	(1,807)
Reversal / Recognition of impairment	(1,286)	(291)
Institutional relations and cultural projects	(1,051)	(1,337)
Gains / (Losses) on disposal / write-offs of assets	(627)	(3,275)
E&P areas returned and cancelled projects	(407)	(493)
Health, safety and environment	(237)	(255)
Voluntary Separation Incentive Plan - PIDV	(110)	(2,455)
Collective bargaining agreement	−	(990)
Government grants	38	117
Amounts recovered – “overpayments incorrectly capitalized”	230	−
Reimbursements from E&P partnership operations	989	542
Others (*)	(341)	(27)
	(11,264)	(11,955)

(*) In 2014, includes additional profit sharing benefit in the amount of R$ 388 for 2013, as set out on note 22.7 to the audited consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.        Costs and Expenses by nature

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
Raw material and products for resale	(77,428)	(108,257)
Materials, third-party services, freight, rent and other related costs	(46,459)	(38,350)
Depreciation, depletion and amortization	(27,005)	(21,869)
Employee compensation	(22,657)	(23,863)
Production taxes	(15,811)	(24,827)
Unscheduled stoppages and pre-operating expenses	(2,634)	(1,807)
(Losses) / Gains on legal, administrative and arbitration proceedings	(2,986)	(175)
Other taxes	(7,768)	(1,192)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(3,418)	(4,262)
Institutional relations and cultural projects	(1,051)	(1,337)
Health, safety and environment	(237)	(255)
Impairment (losses) / reversals	(1,286)	(291)
E&P areas returned and cancelled projects	(407)	(493)
Amounts recovered – “overpayments incorrectly capitalized”	230	−
Write-off - overpayments incorrectly capitalized	−	(6,194)
Gains / (Losses) on disposal / write-offs of assets	(627)	(3,275)
Allowance for impairment of trade receivables	(566)	(4,163)
Changes in inventories	2,079	(881)
	(208,031)	(241,491)

Statement of Income
Cost of sales	(164,808)	(193,798)
Selling expenses	(9,465)	(12,230)
General and administrative expenses	(8,228)	(7,847)
Exploration costs	(4,637)	(5,642)
Research and development expenses	(1,730)	(1,858)
Other taxes	(7,768)	(1,192)
Write-off - overpayments incorrectly capitalized	−	(6,194)
Other expenses, net	(11,264)	(11,955)
Profit sharing	(131)	(775)
	(208,031)	(241,491)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Net finance income (expense), net

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
Foreign exchange gains/ (losses) and inflation indexation charges on net debt (*)	(11,424)	(10)
Debt interest and charges	(16,195)	(11,679)
Income from investments and marketable securities	1,663	1,771
Financial result on net debt	(25,956)	(9,918)
Capitalized borrowing costs	4,336	6,400
Gains (losses) on derivatives	578	210
Interest income from marketable securities	78	(36)
Other finance expenses and income, net (**)	(2,831)	(81)
Other foreign exchange gains/ (losses) and indexation charges, net	682	1,339
Finance income (expenses), net	(23,113)	(2,086)
Income	3,215	2,974
Expenses	(15,655)	(6,373)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(10,673)	1,313
	(23,113)	(2,086)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) Includes, in 2015, R$ 2,474 of finance expense related to the tax amnesty program (REFIS).

27.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Sep/2015	Jan-Sep/2014
Amounts paid / received during the period
Income tax and social contribution paid	1,581	1,594
Withholding income tax paid on behalf of third-parties	2,596	3,365

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	414	9
Recognition (reversal) of provision for decommissioning costs	(48)	(26)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.        Segment information

Consolidated assets by Business Area - 09.30.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total
Current assets	14,124	36,119	9,246	8,506	8,097	201	111,813	(11,726)	176,380
Non-current assets	456,685	146,730	67,762	11,382	41,781	2,192	29,789	(1,139)	755,182
Long-term receivables	21,217	9,131	6,228	4,517	6,634	11	22,425	(974)	69,189
Investments	233	3,512	1,484	47	8,896	1,638	177	−	15,987
Property, plant and equipment	427,557	133,459	59,067	6,207	24,585	543	6,620	(165)	657,873
Operating assets	309,479	107,676	47,289	5,202	19,856	491	5,773	(165)	495,601
Under construction	118,078	25,783	11,778	1,005	4,729	52	847	−	162,272
Intangible assets	7,678	628	983	611	1,666	−	567	−	12,133
Total Assets	470,809	182,849	77,008	19,888	49,878	2,393	141,602	(12,865)	931,562

Consolidated assets by Business Area - 12.31.2014	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total

Current assets	15,959	39,111	10,570	9,246	6,229	173	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	9,934	28,324	2,774	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	3,217	4,908	8	13,359	(2,584)	50,104
Investments	531	4,800	1,393	39	5,912	2,221	386	−	15,282
Property, plant and equipment	360,368	131,914	58,770	6,066	16,091	545	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	4,595	9,870	502	5,562	(167)	440,363
Under construction	96,574	23,167	11,310	1,471	6,221	43	1,841	−	140,627
Intangible assets	7,746	635	868	612	1,413	−	702	−	11,976
Total Assets	402,478	186,033	75,350	19,180	34,553	2,947	86,024	(13,190)	793,375

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 09.30.2015 (*)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total
Sales revenues	84,691	176,441	31,218	71,683	22,183	526	−	(150,207)	236,535
Intersegments	83,360	58,720	5,005	1,354	1,280	488	−	(150,207)	−
Third parties	1,331	117,721	26,213	70,329	20,903	38	−	−	236,535
Cost of sales	(58,813)	(144,346)	(25,091)	(66,545)	(18,778)	(587)	−	149,352	(164,808)
Gross profit	25,878	32,095	6,127	5,138	3,405	(61)	−	(855)	71,727
Expenses	(8,456)	(10,192)	(3,473)	(4,336)	(2,509)	(113)	(14,525)	512	(43,092)
Selling, general and administrative	(1,027)	(5,557)	(1,095)	(4,088)	(1,835)	(79)	(4,528)	516	(17,693)
Exploration costs	(4,273)	−	−	−	(364)	−	−	−	(4,637)
Research and development	(683)	(284)	(137)	(3)	(5)	(25)	(593)	−	(1,730)
Other taxes	(395)	(2,109)	(981)	(24)	(262)	(3)	(3,994)	−	(7,768)
Other operating expenses, net	(2,078)	(2,242)	(1,260)	(221)	(43)	(6)	(5,410)	(4)	(11,264)
Net income (loss) before financial results, profit sharing and income taxes	17,422	21,903	2,654	802	896	(174)	(14,525)	(343)	28,635
Financial income (expenses), net	−	−	−	−	−	−	(23,113)	−	(23,113)
Share of profit of equity-accounted investments	(574)	1,094	254	(44)	289	(347)	(130)	−	542
Profit sharing	−	(52)	(9)	(68)	−	(2)	−	−	(131)
Net Income (loss) before income taxes	16,848	22,945	2,899	690	1,185	(523)	(37,768)	(343)	5,933
Income tax and social contribution	(5,924)	(7,430)	(899)	(250)	(188)	60	8,992	117	(5,522)
Net income (loss)	10,924	15,515	2,000	440	997	(463)	(28,776)	(226)	411
Net income (loss) attributable to:
Shareholders of Petrobras	10,946	15,530	1,750	440	752	(463)	(26,627)	(226)	2,102
Non-controlling interests	(22)	(15)	250	−	245	−	(2,149)	−	(1,691)
	10,924	15,515	2,000	440	997	(463)	(28,776)	(226)	411

(*) A list of the Company's investees by business segment is set out in note 11.1 of the Company's annual financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 09.30.2014 (*)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total
Sales revenues	118,625	198,227	30,491	72,806	25,175	436	−	(193,540)	252,220
Intersegments	117,882	69,212	2,706	2,013	1,347	380	−	(193,540)	−
Third parties	743	129,015	27,785	70,793	23,828	56	−	−	252,220
Cost of sales	(60,640)	(209,786)	(26,840)	(66,866)	(22,537)	(523)	−	193,394	(193,798)
Gross profit	57,985	(11,559)	3,651	5,940	2,638	(87)	−	(146)	58,422
Expenses	(11,868)	(13,617)	(5,754)	(4,741)	(1,550)	(118)	(9,661)	391	(46,918)
Selling, general and administrative	(633)	(5,246)	(4,302)	(4,396)	(1,349)	(82)	(4,462)	393	(20,077)
Exploration costs	(5,377)	−	−	−	(265)	−	−	−	(5,642)
Research and development	(946)	(315)	(144)	(2)	(3)	(22)	(426)	−	(1,858)
Other taxes	(76)	(162)	(195)	(21)	(176)	(1)	(561)	−	(1,192)
Write-off - overpayments incorrectly capitalized	(1,969)	(3,427)	(652)	(23)	(23)	−	(100)	−	(6,194)
Other operating expenses, net	(2,867)	(4,467)	(461)	(299)	266	(13)	(4,112)	(2)	(11,955)
Net income (loss) before financial results, profit sharing and income taxes	46,117	(25,176)	(2,103)	1,199	1,088	(205)	(9,661)	245	11,504
Financial income (expenses), net	−	−	−	−	−	−	(2,086)	−	(2,086)
Share of profit of equity-accounted investments	(6)	316	368	(1)	404	(96)	6	−	991
Profit sharing	(269)	(215)	(37)	(45)	(16)	−	(193)	−	(775)
Net Income (loss) before income taxes	45,842	(25,075)	(1,772)	1,153	1,476	(301)	(11,934)	245	9,634
Income tax and social contribution	(16,258)	7,468	506	(400)	(392)	70	4,494	(84)	(4,596)
Net income (loss)	29,584	(17,607)	(1,266)	753	1,084	(231)	(7,440)	161	5,038
Net income (loss) attributable to:
Shareholders of Petrobras	29,592	(17,594)	(1,293)	753	927	(231)	(7,302)	161	5,013
Non-controlling interests	(8)	(13)	27	−	157	−	(138)	−	25
	29,584	(17,607)	(1,266)	753	1,084	(231)	(7,440)	161	5,038

(*) Beginning in 2014, the Company reclassified the charges for inventory write-downs to net realizable value from other expenses to cost of sales.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	09.30.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	4,562	11,236	1,304	9,950	37	(4,906)	22,183
Intersegments	2,353	3,710	83	4	36	(4,906)	1,280
Third parties	2,209	7,526	1,221	9,946	1	−	20,903

Net income (loss) before financial results, profit sharing and income taxes	778	299	161	204	(572)	26	896
Net income (loss) attributable to shareholders of Petrobras	847	302	219	172	(814)	26	752

Income statement	09.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,493	13,606	864	8,730	46	(3,564)	25,175
Intersegments	2,175	2,643	60	4	29	(3,564)	1,347
Third parties	3,318	10,963	804	8,726	17	−	23,828

Net income (loss) before financial results, profit sharing and income taxes	1,240	(141)	154	261	(404)	(22)	1,088
Net income (loss) attributable to shareholders of Petrobras	1,438	(67)	183	241	(846)	(22)	927

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 09.30.2015	37,902	6,724	1,867	3,213	4,369	(4,197)	49,878
As of 12.31.2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company has maintained the presentation of the results of international activities as a separate component.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings,  judicial deposits and contingent liabilities

The Company recognizes provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings are mainly comprised of labor claims, especially actions regarding the calculation of paid weekly rest; tax claims, including claims related to failure to pay VAT (ICMS) tax on jet fuel sales and to tax credits (PIS and COFINS) applied that were disallowed; and civil claims related to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, failure to pay royalties on oil shale extraction and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out below:

	Consolidated
Non-current liabilities	09.30.2015	12.31.2014
Labor claims	2,637	1,904
Tax claims	1,624	276
Civil claims	2,124	1,770
Environmental claims	160	105
Other claims	14	36
	6,559	4,091

Opening Balance	4,091	2,918
Additions	3,041	1,775
Use of provision	(597)	(740)
Accruals and charges	177	155
Others	(153)	(17)
Closing Balance	6,559	4,091

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2015	12.31.2014
Labor	2,631	2,464
Tax	3,376	2,671
Civil	2,592	1,760
Environmental	299	213
Others	16	16
	8,914	7,124

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that will result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed, unless the possibility of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of September 30, 2015 that are not considered remote are set out in the table below (Consolidated):

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Nature	Estimate
Tax	93,476
Civil - General	15,254
Labor	14,351
Civil - Environmental	5,234
Others	2
128,317

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Dispute over alleged Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages.	22,235
2) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	10,150

3) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of expenses from Petros Plan renegotiation and penalties, in addition to deduction from taxable income of several employee benefit related expenses and actuarial expenses (PETROS) in 2007 and 2008.

Current status: Awaiting the hearing of an appeal at the administrative level.	7,330
4) Deduction from taxable income of income generated by subsidiaries and associates domiciled outside Brazil from 2005 to 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	6,436
5) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,001
6) Dispute over alleged failure to pay social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,384

7) Alleged failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial stages.	2,004
Plaintiff: State of São Paulo Finance Department

8) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative and judicial stages.	5,067

9) Tax notices from the State of São Paulo with respect to the deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and to the application of alleged incorrect VAT rate (7%) on B100 Biodiesel inter-state sales, including States in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo

Current status: This claim involves three tax notices and is being disputed at the administrative level.	2,172
Plaintiff: States of PR, AM, BA, DF, ES, PA, PE and RJ Finance Departments
10) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in initial inventory and final inventory.
Current status: This claim involves lawsuits in different administrative and judicial levels.	1,612
Plaintiff: State of Rio de Janeiro Finance Department
11) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,698
12) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,006
13) Alleged failure to write-down VAT (ICMS) credits related to tax-free or non-taxable sales made by the Company's customers.
Current status: Two Tax Deficiency Notices have been issued and are being disputed at the administrative level, but have not yet been judged.	1,820
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.

14) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in administrative and judicial stages.	2,629
Plaintiff: States of SP, RS and SC Finance Departments
15) Three States challenged VAT (ICMS) taxes paid on natural gas imports from Bolivia to the State of MS , although the latter, as the import destination, had the legal right to levy such taxes.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,085
Plaintiff: States of Rio de Janeiro, São Paulo and Sergipe Finance Departments
16) Dispute over VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,122
Plaintiff: States of São Paulo, Ceará, Paraíba, Rio de Janeiro, Bahia and Pará Finance Departments
17) Alleged failure to pay VAT (ICMS) and allegedly improper use of ICMS credits on exports, internal consumption and similar transactions involving bunker fuel.
Current status: This claim involves tax notices in different administrative and judicial stages.	1,228
Plaintiff: State of Pernambuco Finance Department

18) Alleged incorrect application of VAT (ICMS) tax base with respect to natural gas transport through citygates in the State of Pernambuco. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco).

Current status: This claim involves several tax notices in different administrative and judicial stages.	1,373
19) Other tax matters	13,124
Total tax matters	93,476

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceeding challenging an ANP order requiring Petrobras to pay special participation fees (government take) with respect to Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu in the Parque das Baleias complex located in Campos Basin as a single (unitized) oil field.

Current status: The claim is being disputed in court and in an arbitration proceeding. As a result of a judicial decision and a Chamber of Arbitration ruling the levy has been suspended.	3,734

2) Legal and administrative disputes on differences in special participation charges and royalties paid in several oil fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages.	3,642
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3)Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	1,533
4) Other civil matters	6,345
Total for civil matters	15,254

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,270
2) Other environmental matters	2,964
Total for environmental matters	5,234

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labour Court, and on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labour Courts of its understanding of the matter.	3,411
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the State of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	1,236
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,081
4) Other labor matters	8,623
Total for labor matters	14,351

29.2.   Class action and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement during the Class Period, and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss.

On July 9, 2015, the judge presiding over the Consolidated Securities Litigation ruled on the motion to dismiss, partially granting the Company's motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s Bylaws. The judge rejected other arguments presented in the motion to dismiss and, as a result, the Consolidated Securities Litigation will continue with respect to other claims alleged by the lead plaintiff.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In addition, to date, nineteen lawsuits have been filed by individual investors before the same judge in the SDNY, consisting of allegations similar to those in the consolidated amended complaint.  On August 21, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion.  Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose.  The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these plaintiffs.

On October 31, 2015, the judge ordered that the individual lawsuits and the Consolidated Securities Litigation shall be tried together in a single trial that will not exceed a total of eight weeks. On November 5, 2015, the judge ordered that the trial shall begin on September 19, 2016.

These actions are in their early stages and involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the pace of discovery, the court’s scheduling order, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, possible engagement in settlement negotiations and the adverse parties’ willingness to negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the plaintiffs have not specified an amount of alleged damages in the Consolidated Securities Litigation or the additional individual actions.

The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

In the event that this litigation is decided against us, or we enter into an agreement to settle such matters, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,349, of which R$ 4,924 were still in force as of September 30, 2015, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,147 and bank guarantees of R$ 777.

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management, minimizing the use of derivative financial instruments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of September 30, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts (*)	(11,836)	(4,314)	258	186
Long position/Crude oil and oil products	67,521	84,544	−	−	2015
Short position/Crude oil and oil products	(79,357)	(88,858)	−	−	2015
Options (*)	257	(594)	117	2
Call/Crude oil and oil products	(3,700)	(364)	30	(1)	2015
Put/Crude oil and oil products	3,957	(230)	87	3	2015
Forward contracts			1	3
Long position/ Foreign currency forwards (ARS/USD)	USD 0	USD 10	−	(3)	2015
Short position/ Foreign currency forwards (BRL/USD)	USD 34	USD 249	1	6	2015
Swap			−	−
Interest – Euribor x Fixed rate	EUR 1	EUR 5	−	−	2015

Derivatives designated for hedge accounting
Swap			(147)	(113)
Foreign currency - Cross-currency Swap	USD 298	USD 298	(60)	(59)	2016
Interest – Libor /Fixed rate	USD 396	USD 419	(87)	(54)	2020

Total recognized in the Statement of Financial Position			229	78

(*) Notional value (thousand bbl)

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/ 2015	Jan-Sep/ 2014	Jan-Sep/ 2015	Jan-Sep/ 2014	09.30.2015	12.31.2014
Commodity derivatives	531	255	−	−	29	17
Foreign currency derivatives	70	(21)	17	14	−	−
Interest rate derivatives	(23)	(24)	(8)	3	−	−
Embedded derivative - ethanol	−	−	−	−	−	−
	578	210	9	17	29	17
Cash flow hedge on exports (***)	(4,193)	(1,052)	(68,393)	(4,404)	−	−
	(3,615)	(842)	(68,384)	(4,387)	29	17

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of September 30, 2015 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	258	(187)	(631)
Forward contracts	Foreign currency - depreciation of the BRL against the USD	137	34	69
Forward contracts	Foreign currency - appreciation of the ARS against the USD	−	−	−
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	117	(27)	(186)
		512	(180)	(748)

Derivatives designated for hedge accounting
Swap		(31)	(237)	(395)
Debt	Foreign currency - appreciation of the JPY against the USD	31	237	395
Net effect		−	−	−

Swap		11	(4)	(6)
Debt	Interest - LIBOR increase	(11)	4	6
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.2% depreciation of the Real; Japanese Yen x U.S. Dollar - a 1.8% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 16.8% depreciation of the Peso; LIBOR Forward Curve - a 0.22% increase throughout the curve; EURIBOR Forward Curve - a 0.15% increase throughout the curve. Source: Focus and Bloomberg.

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not usually use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses and by enjoying the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency.

The foreign exchange risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)      Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated future export revenues and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 8.1 years).

The principal amounts, the fair value as of September 30, 2015, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income based on a BRL/USD of 3.9729 exchange rate, are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period	Principal Amount (US$ million)	Carrying amount as of September 30, 2015

Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2015 to July 2025	57,666	229,101

Changes in the Principal Amount	US$ million	R$
Amounts designated as of December 31, 2014	50,858	135,088
New hedging instruments designated	13,041	41,220
Exports affecting profit or loss	(3,999)	(12,243)
Principal repayments / amortization	(2,234)	(7,529)
Foreign exchange variation (Jan to Sep/15) (*)		72,565
Amounts designated as of September 30, 2015	57,666	229,101

(*) Foreign exchange variation excludes R$ 21 with respect to foreign exchange contracts meeting the definition of derivative financial instruments.

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of September 30, 2015 is set out below:

	Consolidated
	2015	2016	2017	2018	2019	2020	2021	2022	2023 to 2025	Total
Expected reclassification	(2,809)	(11,393)	(12,757)	(13,365)	(11,762)	(10,026)	(9,596)	(9,859)	(13,496)	(95,063)

b)     Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 09.30.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	9,146		16	2,286	4,573
Liabilities	(252,848)	Dollar/ Real	(452)	(63,212)	(126,424)
Cash flow hedge on exports	229,101		409	57,275	114,551
	(14,601)		(27)	(3,651)	(7,300)
Liabilities (**)	(2,402)	Yen/ Dollar	43	(601)	(1,202)
	(2,402)		43	(601)	(1,202)
Assets	52		(2)	13	26
Liabilities	(9,094)	Euro/ Real	280	(2,274)	(4,547)
	(9,042)		278	(2,261)	(4,521)
Assets	24,329	Euro/ Dollar	(793)	6,082	12,165
Liabilities	(50,045)		1,630	(12,511)	(25,023)
	(25,716)		837	(6,429)	(12,858)
Assets	31	Pound Sterling/ Real	1	8	16
Liabilities	(2,741)		(56)	(685)	(1,371)
	(2,710)		(55)	(677)	(1,355)
Assets	6,586	Pound Sterling/ Dollar	124	1,647	3,293
Liabilities	(14,567)		(274)	(3,642)	(7,284)
	(7,981)		(150)	(1,995)	(3,991)
Assets	788	Peso/ Dollar	113	197	394
Liabilities	(2,525)		(364)	(631)	(1,263)
	(1,737)		(251)	(434)	(869)
	(64,189)		675	(16,048)	(32,096)

(*) On September 30, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 0.2% depreciation of the Real / Yen x Dollar – a 1.8% depreciation of the Yen / Peso x Dollar: a 16.8% depreciation of the Peso/ Euro x Dollar: a 3.3% depreciation of the Euro / Pound Sterling x Dollar: a 1.9% appreciation of the Pound Sterling/ Real x Euro - a 3.1% appreciation of the Real / Real x Pound Sterling - 2.1% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions, related to collaterals received, cash surplus invested and derivative financial instruments is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently being achieved, for example, by seeking funding in the Asian banking market. During 2015 the Company is using traditional funding sources (export credit agencies – ECAs, banking market and capital markets) to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s 2015/2016 divestment program will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2015	2016	2017	2018	2019	2020 and thereafter	09.30.2015	12.31.2014
	24,271	72,508	68,407	85,664	107,398	392,187	750,435	477,331

32.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are the most reliable evidence of fair value: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	4,377	−	−	4,377
Commodity derivatives	375	−	−	375
Foreign currency derivatives	−	−	−	−
Balance at September 30, 2015	4,752	−	−	4,752
Balance at December 31, 2014	7,390	6	−	7,396

Liabilities
Foreign currency derivatives	−	(59)	−	(59)
Interest derivatives	−	(87)	−	(87)
Balance at September 30, 2015	−	(146)	−	(146)
Balance at December 31, 2014	−	(116)	−	(116)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of September 30, 2015, computed based on the prevailing market rates is set out in note 16.1.

33.        Subsequent events

Voluntary separation incentive plan - Plano de incentivo ao desligamento voluntário (PIDV) BR 2015

On October 13, 2015, Petrobras Distribuidora S.A., a wholly-owned subsidiary of Petrobras, announced a voluntary separation incentive plan (PIDV BR 2015) in order to reduce its workforce to an adequate level, while taking into consideration its employees’ expectations.

The deadline for employees to enroll in the plan is December 30, 2015 and the estimated cost of separations if all eligible employees enroll in the plan is R$ 135.

Sale and Leaseback of P-52 and P-57

On October 13, 2015 the Company announced the conclusion of negotiations with the Industrial and Commercial Bank of China Leasing – ICBC Leasing with respect to a US$ 2 billion financing agreement for 10 years, through a finance lease of two existing platforms (P-52 and P-57) from its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV).

The funds will be available for disbursement following the fulfillment of conditions precedent by both institutions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras Gás S.A. – Gaspetro

-          Partial spin-off of Gaspetro and creation of Petrobras Logística de Gás S.A.

On October 23, 2015 the Board of Directors approved the partial spin-off of Petrobras Gás S.A. (Gaspetro). The spin-off aims to segregate the assets and liabilities related to the natural gas distribution business from the Company’s remaining assets and liabilities, turning Gaspetro into a holding company which will consolidate Petrobras’ interests in natural gas distributors.

The Board of Directors also approved the creation of a new wholly-owned subsidiary of Petrobras (Petrobras Logística de Gás S.A.) with the purpose of holding assets and liabilities unrelated to the natural gas distribution business segregated from Gaspetro.

-          Disposal of interest in Gaspetro

On October 23, 2015, the Board of Directors approved the disposal of 49% of Petrobras’s interest in Petrobras Gás S.A. (Gaspetro), a holding company which will consolidate Petrobras’ interests in natural gas distributors, to Mitsui Gás e Energia do Brasil Ltda. for R$ 1.9 billion, subject to the usual conditions precedent, including approval by the Brazilian authorities.

This transaction is part of the Divestment Program in the 2015-2019 Business and Management Program.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

34.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2014 and the interim statements as of September 30, 2015

	Number of notes
Notes to the Financial Statements	Annual for 2014	Quarterly information for 3Q-2015
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets and legal mergers	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Impairment	14	13
Exploration for and evaluation of oil and gas reserves	15	14
Trade payables	16	15
Finance debt	17	16
Leases	18	17
Related parties	19	18
Provision for decommissioning costs	20	19
Taxes	21	20
Employe benefits (Post-employment)	22	21
Shareholders' equity	23	22
Sales revenues	24	23
Other expenses, net	25	24
Costs and Expenses by nature	26	25
Net finance income (expense)	27	26
Supplementary information on the statement of cash flows	28	27
Segment reporting	29	28
Provisions for legal proceedings, contingent liabilities and contingent assets	30	29
Guarantees for concession agreements for petroleum exploration	32	30
Risk management and derivative instruments	33	31
Fair value of financial assets and liabilities	34	32
Subsequent events	35	33

(*) Summary of significant accounting policies

The notes to the annual report 2014 that were suppressed in the 3Q-2015 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
New standards and interpretations	6
Contingent assets	30.3
Natural Gas Purchase Commitments	31
Capital management	33.4
Insurance	33.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.